Filed Pursuant to Rule 424(b)(2)

File No. 333-170851

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 29, 2010

$300,000,000

Stillwater Mining Company

    % Convertible Senior Notes Due 2032

We are offering $300,000,000 aggregate principal amount of our     % convertible senior notes due October 15, 2032 (the “notes”). The notes will bear interest at a rate of     % per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2013.

Holders may surrender their notes for conversion at any time prior to the close of business on the business day immediately preceding the maturity date only if one or more of the following conditions is satisfied: (i) during any calendar quarter commencing after the calendar quarter ending on December 31, 2012 (and only during such calendar quarter), if the closing sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 135% of the base conversion price of the notes on each such trading day; (ii) during the five consecutive business day period following any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes for each such trading day was less than 97% of the product of the closing sale price of our common stock on each such trading day, and the applicable conversion rate (calculated as described herein) on each such trading day; (iii) if we call any or all of the notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; (iv) upon the occurrence of specified corporate events; or (v) during either the period beginning on, and including, July 15, 2019 and ending on, but excluding, October 15, 2019 or the period beginning on, and including, July 15, 2032 and ending on, but excluding, the maturity date. We will settle conversions of notes by paying or delivering, as the case may be, cash, shares of our common stock or a combination thereof at our election as described under “Description of the Notes—Conversion of Notes—Settlement upon Conversion.”

The initial base conversion rate will be              shares of our common stock for each $1,000 principal amount of notes, which represents an initial base conversion price of $         per share of our common stock. The applicable conversion rate for any note to be converted will equal the sum of the daily conversion rate fractions for each trading day in a 20 trading day conversion period (as described herein). If the daily VWAP (as defined herein) of our common stock for any trading day during the conversion period is less than or equal to the base conversion price, then the daily conversion rate fraction for such trading day will equal 1/20th of the base conversion rate. If the daily VWAP of our common stock for any trading day during the conversion period is greater than the base conversion price, then the daily conversion rate fraction for such trading day will be increased from the base conversion rate based on a formula described herein. The base conversion rate will be subject to adjustment for certain events described herein but will not be adjusted for accrued and unpaid interest. In addition, following certain corporate events that occur prior to October 15, 2019, we will increase the daily conversion rate fraction (as defined herein) for each trading day in the relevant conversion period for a holder that elects to convert its notes during a specified period following such corporate event.

We may not redeem the notes prior to October 20, 2019. On or after October 20, 2019, we may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the notes.

Holders have the right to require us to repurchase for cash all or part of their notes on each of October 15, 2019, October 15, 2024 and October 15, 2029 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. In addition, if a fundamental change, as defined herein, occurs prior to the maturity date, holders may require us to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The notes will be our senior unsecured obligations and will rank: (i) senior in right of payment to our indebtedness that is expressly subordinated in right of payment to the notes; (ii) equal in right of payment to our unsecured indebtedness that is not so subordinated; (iii) effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness (including trade payables) of our subsidiaries.

We do not intend to apply to list the notes on any securities exchange or for inclusion of the notes on any automated dealer quotation system. Our common stock is listed on The New York Stock Exchange under the symbol “SWC” and on the Toronto Stock Exchange under the symbol “SWC.U.” On October 10, 2012, the closing sale price of our common stock was $12.12 per share on the New York Stock Exchange and $12.02 per share on the Toronto Stock Exchange.

We have granted the underwriters named below the right to purchase, within a period of up to 30 days subsequent to the date of this prospectus, subject to certain limitations, up to an additional $45,000,000 aggregate principal amount of notes, solely to cover over-allotments.

Investing in the notes and our common stock, if any, issuable upon their conversion involves risks. See “Risk Factors” beginning on page S-13.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Issuer(1)
Per Note	%	%	%
Total	$	$	$
(1)	Plus accrued interest, if any, from October , 2012.

Delivery of the notes in book-entry form through The Depository Trust Company will be made on or about October    , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Wells Fargo Securities

The date of this prospectus supplement is October    , 2012.

This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the notes offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide any information other than that contained in this document or incorporated by reference hereto. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Information contained on our website does not constitute part of this prospectus supplement.

In this prospectus supplement, “Stillwater Mining Company,” “our company,” “we,” “us,” and “our” refer to Stillwater Mining Company and our consolidated subsidiaries unless otherwise specified or the context otherwise requires.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus supplement from our own research, surveys or studies conducted by third parties and industry or general publications, including Platinum 2012 by Johnson Matthey Public Limited Company, the Altar Technical Report by Geosim Services Inc., Nilsson Mine Services Ltd. and Hydrometal, Inc. and the Mitsui Report Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

S-ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in the notes discussed under “Risk Factors” and the consolidated financial statements and notes thereto, before making an investment decision. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “Stillwater,” “the Company” and similar terms refer to Stillwater Mining Company and its consolidated subsidiaries.

Company Overview

We are the largest producer of platinum group metals, or PGMs, in North America and are the only primary PGM producer in the United States. We mine one of the highest grade PGM ore bodies in the world from a 28-mile geological formation in south central Montana known as the J-M Reef. We conduct mining operations at two operating mines on the J-M Reef, the Stillwater Mine near Nye, Montana and the East Boulder Mine near Big Timber, Montana. We are also seeking to expand our mining operations through the development of our Marathon PGM/copper property adjacent to Lake Superior in the province of Ontario, Canada and the exploration of our Altar copper/gold property in the province of San Juan, Argentina. In addition to mining, our integrated operations include a smelting and refining complex, as well as a recycling business, all of which are located in Columbus, Montana. For the six months ended June 30, 2012, we generated revenue and net income of $415.8 million and $20.3 million, respectively. For the twelve months ended December 31, 2011, we generated revenue and net income of $906.0 million and $144.3 million, respectively.

PGMs—palladium, platinum and rhodium—are rare precious metals with unique physical properties that are used in diverse industrial applications and in jewelry. The largest use for PGMs currently is in the automotive industry for the production of catalysts that reduce harmful automobile emissions. Besides being used in automotive catalytic converters, palladium is used in jewelry, in the production of electronic components for personal computers, cellular devices and facsimile machines, as well as in dental applications and in petroleum and industrial catalysts. Platinum’s largest use after catalytic converters is for jewelry. Industrial uses for platinum, in addition to automotive and industrial catalysts, include the manufacturing of data storage disks, fiberglass, paints, nitric acid, anticancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasoline and fuel cells.

Besides processing mine concentrates, we also recycle spent catalyst material at our smelter and base metal refinery to recover the contained PGMs. We currently have catalyst sourcing arrangements with various suppliers who supply spent catalysts to us for processing to recover the PGMs. We smelt and refine the spent catalysts within the same process stream as the mined production. Rhodium, produced in our recycling operations, and to a limited extent as a by-product from mining, also is used in automotive catalytic converters to reduce nitrogen oxides and in jewelry as a plating agent to provide brightness.

At December 31, 2011, we had proven and probable ore reserves at our Montana operations of approximately 42.5 million tons with an average grade of 0.47 ounces of palladium and platinum per ore ton, containing approximately 20.0 million ounces of palladium and platinum at a ratio of about 3.57 parts palladium to one part platinum. Our Marathon property in Ontario, Canada has additional reserves of palladium, platinum and copper, although we are currently in the process of establishing the precise level of such reserves.

Recent Developments

Third Quarter 2012 Update

On October 3, 2012, the Company reported third quarter 2012 combined mine palladium and platinum production of 127,000 ounces, year-to-date combined production of 381,200 ounces.

2012 Production by Quarter

(Mined Ounces)

	First Quarter	Second Quarter	Third Quarter	Year-To-Date
Stillwater Mine	87,700	98,100	94,100	279,900

Palladium	67,600	75,300	72,000	214,900
Platinum	20,100	22,800	22,100	65,000
East Boulder Mine	33,100	35,300	32,900	101,300

Palladium	25,800	27,500	25,500	78,800
Platinum	7,300	7,800	7,400	22,500
Company Total	120,800	133,400	127,000	381,200

Palladium	93,400	102,800	97,500	293,700
Platinum	27,400	30,600	29,500	87,500

Blitz Project

The Company’s recently acquired tunnel-boring machine (“TBM”), which is to be utilized in developing the Company’s new underground Blitz PGM project to the east of the existing Stillwater Mine, is now operational. The TBM was assembled over the past four months in an underground chamber specifically excavated for that purpose. The Blitz project will be in development for approximately five more years and involves three interdependent initiatives: a TBM drive extending about 23,000 feet to the east from the existing Stillwater Mine infrastructure; a second underground drift to be conventionally driven parallel to and about 600 feet above the TBM drive; and a new surface portal and decline to be located about four miles to the east of the existing Stillwater Mine facilities. The new surface portal will be conventionally driven from surface and ultimately will intercept the two primary Blitz tunnels, providing ventilation and emergency egress for the Blitz area.

The Blitz project remains on track for completion in 2017. The TBM drive, parallel drift, and surface portal and decline are designed to provide the backbone for future mining in the Blitz project area and will cost an estimated $180 million, of which approximately $33.4 million has been spent through September 2012. The Blitz project is intended to strengthen the Company’s ore reserve position by establishing access to previously undeveloped portions of the J-M Reef, thereby extending the available mining life there and creating the potential for expanded mine production rates in the future. Ore produced from the Blitz project would be processed at the Company’s adjacent Stillwater Mine mill, which has excess permitted capacity available.

Graham Creek Project

Development at the Company’s Graham Creek PGM project, where the Company is using one of the original East Boulder Mine TBMs to develop 8,200 feet to the west of the existing East Boulder infrastructure, is progressing somewhat ahead of plan. Total Graham Creek TBM development footage through September 2012 is about 5,700 feet, about 70% of the total 8,200 feet of new TBM development planned there. The TBM development is slated to wrap up late in the first quarter of 2013, after which two new vertical ventilation raises (shafts) to surface will be added. Total cost of this Graham Creek development work has been projected at approximately $8-11 million, of which about $4.0 million has been spent through September 2012. In view of the technical complexity of these ventilation raises, the Company anticipates it may need to bring in an outside contractor for the development of the raises, which could increase the total estimated cost of the Graham Creek project by about $3 million.

The Company could realize some early Graham Creek PGM production during 2014, although the full development, including all definitional drilling, is targeted for completion in early 2015. It is not yet known if the project will facilitate any increase in production rates at East Boulder, which like the Stillwater Mine also has excess permitted mill capacity.

Marathon Project

Progress continues on several fronts at the Marathon PGM-copper project situated near the northern shore of Lake Superior in the province of Ontario, Canada. On April 10, 2012, we completed a strategic transaction with Mitsubishi Corporation (“Mitsubishi”), a Japanese global integrated business enterprise, whereby Mitsubishi acquired a 25% interest in our wholly owned subsidiary, Stillwater Canada Inc., which owns the Marathon project, for $81.25 million. In addition, we and Mitsubishi have contributed our respective 75% and 25% shares of an initial Marathon project cash call totaling $54.5 million, with $40.9 million dollars being provided by us and $13.6 million being provided by Mitsubishi. We and Mitsubishi will be responsible for funding our respective shares of future operating, capital and exploration expenditures on the Marathon project and related properties, and Mitsubishi has agreed to cooperate and support efforts to secure project financing for the Marathon project. Mitsubishi also has an option to purchase up to 100% of the Marathon PGM production under a related supply agreement at market-based prices. Under the agreement, we own 75%, and will oversee the development, financing and ultimately the operation, of the project. From a financial perspective, the $81.25 million that Mitsubishi paid for a 25% interest in Marathon demonstrates the potential value accreting to this project as it advances toward production.

A definitive engineering study is currently being conducted by Nordmin Engineering Ltd, headquartered in Thunder Bay, Ontario. As previously announced, an environmental impact statement (EIS) for the Marathon project was submitted to a joint federal provincial environmental review panel on July 27, 2012. The definitive engineering study will yield a final project design and firm cost estimates for the project, as well as information required to obtain the final Marathon operating permits.

To this point the project team’s principal effort has been focused on reassessing work done previously in defining the economic resource and ore reserves at Marathon, including updating that work for information obtained subsequent to the prior study. Following this reassessment, the team’s efforts will focus on preparing the detailed engineering and project design documents.

Findings to date, while preliminary, indicate that the palladium metal content was overestimated in a portion of the original resource and reserve modeling work provided by a third-party expert at the time of the acquisition. While it is still too early to assess the overall effect or materiality of these findings on the project’s infrastructure, on its economics (as they apply to proven and probable ore reserves), and on its permitting timeline, management cautions that the effect is likely to be a deterioration in both project economics and ore reserves. However, preliminary findings to date also suggest a potential increase in the overall resource tonnage resulting from higher metals prices, better-than-estimated metal recoveries and new drilling, although the Company must wait for the full engineering study to confirm the effect of these findings. The full Nordmin engineering study is currently slated for completion during the first half of 2013.

Management has reviewed the findings and the project team’s permitting and engineering progress to date. The Company is pleased with the progress to date and, in anticipation of the start of project development, is moving forward in assessing potential financing alternatives.

Altar Exploration Project

The Company owns and controls the Altar property, a large copper-gold exploration play located in the Andes Mountains of the San Juan province, Argentina. As reported in the Company’s press release of August 8, 2012, during the 2011 to 2012 drilling season on the Altar property which concluded in late April the Company completed over 27,000 meters of additional core drilling (compared to 25,000 meters originally budgeted), adding significantly to the understanding of this emerging copper-gold resource.

The season’s drilling expanded the limits of the copper-gold mineralization at depth in the original Altar discovery area and confirmed the presence and significance of a second distinct mineralizing center with somewhat higher gold grades in the eastern portion of the Altar resource area. Further, reconnaissance drilling has discovered a potential third distinct mineralizing center indicating additional copper-gold potential on the Company’s concessions north of the current Altar resource. Drilling has yet to define the perimeter of the Altar mineralization area. Added drilling at Quebrada de la Mina, a gold target to the northwest of the principal Altar mineral resource, indicated attractive gold grades but insufficient volumes to sustain a stand-alone gold operation there.

While Altar exploration expenditures were budgeted at about $25 million for 2012, only about $17 million in total has been spent to date through September, suggesting that even with fourth quarter 2012 spending to mobilize next year’s drilling program, total spending at Altar will probably not exceed $20 million this year. Political developments in Argentina may further reduce spending at Altar in 2013. Drilling in the 2012 to 2013 season will focus on better defining the resource at depth, as well as attempting to identify the eastern perimeter of the mineralization.

Slag Cleaning Furnace and Precious Metal Refinery Technology Projects

The Company’s previous smelting furnace was idled when a new and larger primary furnace was commissioned in 2009. In 2011, the idled furnace was reconfigured as planned to serve as a slag-cleaning furnace supporting improved metal recoveries and additional recycling growth, as well as providing backup smelting capacity.

Engineering of the operating systems necessary to connect the modified furnace with the Company’s primary smelting furnace has now been completed and final construction is in progress. A furnace warming required for starting the slag cleaning furnace operation is underway. The furnace warming, to be followed by firing up and conditioning of the reconfigured furnace, is scheduled so that all construction will be complete and the newly structured slag cleaning operation will be functional at the beginning of December 2012. By the end of the year both furnaces should be operating in tandem to increase PGM recoveries.

Separately, work on the precious metal refinery technology continues with additional process test work scheduled during the fourth quarter of 2012.

Our Strengths

Only North American PGM producer of scale

We are the only primary producer of PGMs in the United States and the largest PGM producer outside of South Africa, Zimbabwe and Russia. We produced 398,900 ounces of palladium and 119,000 ounces of platinum in 2011, representing approximately 39.1% of North American production and approximately 3.7% of global PGM production. Our North American operations position us to benefit from a favorable demand outlook for PGMs.

Long-lived, high-grade ore body with meaningful expansion opportunities

Our two operating mines, Stillwater and East Boulder, access the east and west ends respectively of the 28-mile J-M Reef in Montana, which is one of the highest grade PGM ore bodies in the world. Our Montana operations have approximately 20.0 million ounces of proven and probable reserves, which implies a 40-year mine life assuming an indicative 500,000 ounce per year production rate. Further, the combined average ore grade of the reserve base at our existing Montana mines is 0.47 troy ounces per ton, which compares favorably to a combined average of approximately 0.16 troy ounces per ton for the companies that we consider to be our global peers (Anglo American Platinum Limited, Anooraq Resources, Aquarius Platinum, Impala Platinum Holdings Limited, Lonmin Plc and Northam Platinum Limited), according to those companies’ public filings, although these companies generally have a larger mix of platinum. We have identified two development projects adjacent to our existing Montana operations, Blitz and Graham Creek, which present attractive opportunities assuming successful development. Each of these projects lies within the boundaries of existing claim blocks, and each will be serviced from existing mine infrastructure. Based on indications from historical surface delineation drilling in those areas, we believe both projects ultimately could add significantly to our PGM resources and potentially allow us to increase annual production within our existing mining complex along the J-M Reef.

Marathon project provides attractive mid-term growth potential and asset diversification

We believe that our 75% interest in the Marathon project provides us with a significant opportunity to add a low-cost PGM-endowed deposit of scale in North America to our existing portfolio. The Marathon acquisition has expanded our leverage to PGMs while diversifying our ore body exposure beyond the J-M Reef.

Altar project represents significant longer-term copper-gold potential

We believe the acquisition of Peregrine and its Altar project on October 4, 2011, has provided us with a significant opportunity to diversify our asset holdings from primarily PGMs to copper and gold and provide a significant large-scale platform to expand our overall scope of operations. By diversifying our ore base to copper and gold, we intend to leverage our development expertise and experience in an attractive sector. We expect that the timing of the development of Altar will complement our project timetable at Marathon.

Competitive cash cost position amongst primary PGM producers in current PGM price environment

Based on PGM prices (and the ratio of palladium and platinum prices) and exchange rates as of September 30, 2012 (see table below), we believe our first half of 2012 cash cost per ounce of platinum equivalent was the third lowest amongst primary PGM producers (which excludes PGM by-product producers including most Russian producers, who account for a sizable portion of the market). This is a result of our high grade PGM ore body, the relative weakness of the U.S. dollar to the South African rand on a historical basis, and the palladium/platinum price ratio being at, or near, historical highs. Since 2003, the relative price ratio between palladium and platinum has averaged approximately 29%. In 2010, the palladium price began to increase against the price of platinum and, as of

September 30, 2012 is about 38% of the price of platinum. In 2011, our production mix was 3.4 ounces of palladium for every 1.0 ounce of platinum. Accordingly, we benefit disproportionately from an improved price palladium/platinum price ratio.

NOTE:	PGM producer information derived from public filings. Not all producers report on an identical basis. We have made adjustments to try to provide the information on a comparable basis, but we cannot assure you that all information is fully comparable.

Leading, value-added recycling business

We believe our recycling business is well-positioned to benefit from the projected favorable demand outlook for PGMs. New operating facilities were completed in 2009-2011, which included a new electric-arc smelting furnace, a recycle crushing and sampling facility and an automated x-ray assay system. These structural improvements provide us with the ability to manage greater volumes while shortening the time required for processing, sampling and assaying the receipts of automobile catalyst materials.

Highly experienced and qualified management team

Our senior management team consists of nine highly experienced and qualified individuals who have, on average, more than 29 years of experience in the natural resources sector. In particular, our Chairman and CEO Frank McAllister, has been Chairman of the Board and CEO of the Company since 2001 and has over 45 years of experience in the mining sector. We also believe that there is considerable strength and depth below the executive level, including a highly experienced operational management group with significant expertise in PGM mining practices, particularly as it relates to the J-M Reef ore body. In conjunction with implementing several successful operational initiatives to manage the Company through challenging economic cycles, most recently during the 2008-2009 global economic downturn, management has maintained a disciplined focus on safety, yielding a significant improvement in our incident rate (measured by reportable incidents per 200,000 hours worked). Specifically, as of December 31, 2011, our management has helped reduce our incident rate since 2001 by 73%. The employee turnover rate has been reduced from more than 25% in 2008 to below 10% in 2011. Our management has also focused on compliance with environmental regulations, while being proactively involved with local and regional environmental groups.

Our Business Strategy

Enhance and diversify production profile of existing portfolio of PGM assets

We are currently developing three strategic PGM projects that are intended to enhance our production profile, diversify our commodity exposure and reduce asset concentration. We have identified two PGM opportunities adjacent to our existing operations, Blitz and Graham Creek. The Blitz project will be developed toward the east from the Stillwater mine, while the Graham Creek project will develop to the west from the East Boulder mine. The cost of the Blitz project is anticipated to be approximately $180 million (of which approximately $33.4 million has been spent through September 30, 2012) spread over approximately five years. The Graham Creek project, which has a more limited scope, is expected to take approximately five years to complete at a cost of approximately $8-11 million (of which about $4.0 million has been spent as of September 30, 2012). Depending on the ultimate quality of the resource in these areas, these projects have the potential to extend the life of the existing mines and may allow the Company to increase annual mine production within our existing mining complex along the J-M Reef. In addition, these projects provide the opportunity to expand our understanding of undeveloped areas along the broader J-M Reef ore body. Our Marathon project is located 10 kilometers north of Marathon, Ontario. Near-term project activities include obtaining permits and completing detailed engineering, design and construction of the mine, processing facilities and support infrastructure.

Continue to progress the significant potential of the Altar project

With the completion of our acquisition of Peregrine, we now own and control the Altar property, located in San Juan, Argentina. We anticipate that exploration and development of the property will occur in stages over the next seven years. The Altar project will ultimately require substantial capital for constructing the mines and corollary infrastructure and we believe that the aggregate development capital cost will range between $2.0 billion to $2.5 billion. These costs cannot yet be estimated with any precision, however, and actual expenditures could differ materially from these amounts. For the next three to five years our efforts at Altar will concentrate on exploration drilling to more fully define the resource and then producing a feasibility study and a definitive engineering study, all of which are expected to cost about $25.0 million per year. We expect to expense these costs as exploration expense until a feasibility study is completed on the project. If the expected value and opportunity of the project are confirmed we intend to then assess various options for funding its development. While our cash flow from operations will play an important role in contributing to the development of Altar, we expect we will also require funding from the financial markets or possibly by bringing in a joint venture partner to share the risk of this very large project. This approach follows the strategy employed in our development of the Marathon project. Given the timelines of the Marathon and Altar projects, the majority of capital investment for Altar will occur after Marathon is expected to come into production.

Maintain a strong balance sheet and liquidity profile

Our financial objective is to maintain a strong balance sheet, with sufficient liquidity to provide us with financial flexibility as we continue to operate the Stillwater and East Boulder mines and advance the development and exploration of our Marathon, Blitz and Graham Creek projects, along with the exploration and eventual development of Altar. We are committed to managing our operations and financial profile to maximize future cash flow and position our company for profitable growth.

THE OFFERING

The following summary contains basic information about this offering and the notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete understanding of all of the terms and provisions of the notes, please refer to the section of this prospectus supplement entitled “Description of the Notes” and the section of the accompanying prospectus entitled “Description of Debt Securities.” For purposes of the description of the notes included in this prospectus supplement, references to “Stillwater,” “we,” “our” or “us” refer only to Stillwater Mining Company and not to any of its subsidiaries.

Issuer	Stillwater Mining Company

Notes Offered	$300,000,000 in aggregate principal amount of % Convertible Senior Notes due 2032 (the “notes”).

Over-allotment Option	We have granted the underwriters an option, exercisable within a period of up to 30 days subsequent to the date of this prospectus, to purchase up to $45,000,000 aggregate principal amount of additional notes (subject to certain limitations), solely to cover over-allotments.

Maturity	October 15, 2032, unless earlier converted, redeemed or repurchased.

Interest Rate and Payment Dates	The notes will bear interest at a rate of % per annum. Interest will accrue from October , 2012 and will be payable semi-annually in arrears on each April 15 and October 15 of each year beginning on April 15, 2013.

We may pay additional interest, if any, at our election, during certain periods, as the sole remedy relating to the failure to comply with our reporting obligations as described under “Description of the Notes—Events of Default.”

Ranking	The notes will be our senior unsecured obligations and will rank:

•	senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the notes;

•	equal in right of payment to our unsecured indebtedness that is not so subordinated;

•	effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all indebtedness (including trade payables) of our subsidiaries.

As of June 30, 2012, our total consolidated indebtedness was $203.1 million, which includes $166.5 million outstanding in the form of convertible debentures due in 2028, $29.5 million of Exempt Facility Revenue Bonds due in 2020, land purchase of $0.4 million and $6.7 million due under a capital lease with GE Capital. After giving effect to the issuance of the notes (assuming no exercise of the underwriters’ over-allotment option) and the use of proceeds therefrom, our total consolidated indebtedness would have been $336.6 million.

Optional Redemption	We may not redeem the notes prior to October 20, 2019. On or after October 20, 2019, we may redeem the notes, in whole or in part, for cash. The redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the notes.

We will give notice of redemption to the trustee, the paying agent and each holder of notes not less than 30 nor more than 60 business days before the redemption date. See “Description of the Notes—Optional Redemption.”

Conversion Rights	Holders may surrender their notes for conversion at any time prior to the close of business on the business day immediately preceding the maturity date only if one or more of the following conditions is satisfied:

•

during any calendar quarter commencing after the calendar quarter ending on December 31, 2012 (and only during such calendar quarter), if the closing sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 135% of the base conversion price of the notes on each such trading day;

•

during the five consecutive business day period following any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes for each such trading day was less than 97% of the product of the closing sale price of our common stock on each such trading day, and the applicable conversion rate (calculated as if the daily VWAP of our common stock for such trading day were the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate) on each such trading day;

•	if we call any or all of the notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date;

•	upon the occurrence of specified corporate events; or

•

during either the period beginning on, and including, July 15, 2019 and ending on, but excluding, October 15, 2019 or the period beginning on, and including, July 15, 2032 and ending on, but excluding, the maturity date.

See “Description of the Notes—Conversion of Notes.”

Settlement upon Conversion

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described under “Description of the Notes—Settlement upon Conversion.” Our ability to elect to deliver cash upon conversion may be restricted by our credit facility or other indebtedness. See “Description of Other Indebtedness—Asset Backed Revolving Credit Facility.” We refer to the amount we are required to pay or deliver as our “conversion obligation.” Our conversion obligation will be determined based on the applicable conversion rate (as described herein). See “Description of the Notes—Conversion of Notes—Settlement upon Conversion.”

Applicable Conversion Rate	The applicable conversion rate for any note to be converted will equal the sum of the daily conversion rate fractions for each trading day in a 20 trading day conversion period (as described herein). The daily conversion rate fraction for any trading day will equal:

if the daily VWAP of our common stock for such trading day is less than or equal to the base conversion price, the base conversion rate, divided by 20; and

if the daily VWAP of our common stock for such trading day is greater than the base conversion price, 1/20th of the following:

base conversion rate	+	(daily VWAP of our common stock for such trading day – base conversion price)	×	incremental share factor
daily VWAP of our common stock for such trading day

In no event, however, will the daily conversion rate fraction for any trading day during the conversion period exceed the daily conversion rate cap of 1/20th of shares of our common stock.

The base conversion rate for the notes will be initially shares of our common stock for each $1,000 principal amount of notes.

The base conversion price for the notes will equal $1,000, divided by the base conversion rate (rounded to the nearest 1/100th of a cent) and will be initially $ per share of our common stock.

The incremental share factor will be initially .

Holders will not receive any additional cash payment or additional shares of our common stock representing accrued and unpaid interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed to be paid by the cash, shares of our common stock or a combination of cash and shares of our common stock paid or delivered, as the case may be, to you upon conversion of a note.

The base conversion rate for the notes is subject to adjustment as described under “Description of the Notes—Conversion of Notes—Base Conversion Rate Adjustments.” Concurrently with any adjustment to the base conversion rate pursuant to clause (1), (2), (3), (4) or (5) under “Description of the Notes—Base Conversion Rate Adjustments,” the daily conversion rate cap and the incremental share factor are subject to the same proportional adjustment as the base conversion rate. An adjustment to the base conversion rate will result in a corresponding (but inverse) adjustment to the base conversion price.

Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event	If certain corporate events occur at any time prior to October 15, 2019, each of which we refer to as a “make-whole adjustment event” (as defined below under “Description of the Notes—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event”), the daily conversion rate fraction for each trading day in the relevant conversion period for any notes converted during the related make-whole adjustment event period (as defined below under “Description of the Notes—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event”) will, in certain circumstances, be increased by a number of additional shares of our common stock. A description of how the number of additional shares will be determined and a table showing the number of additional shares of our common stock, if any, by which each such daily conversion rate fraction will be increased for conversions during the relevant make-whole adjustment event period is set forth under “Description of the Notes—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event.”

Repurchase of Notes on Certain Dates	Holders may require us to repurchase for cash all or part of their notes on each of October 15, 2019, October 15, 2024 and October 15, 2029 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, to, but excluding, the relevant repurchase date. See “Description of the Notes—Repurchase of Notes at Your Option on Certain Dates.”

Repurchase of Notes upon a Fundamental Change	Holders may require us to repurchase for cash all or part of their notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. For the definition of “fundamental change” and related information, see “Description of the Notes—Repurchase of Notes at Your Option upon a Fundamental Change.”

Book-Entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Any additional notes sold pursuant to this prospectus supplement will be represented by another such global certificate. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting the estimated discounts and commissions of the underwriters and other offering expenses, will be approximately $291.0 million ($334.7 million if the underwriters exercise the over-allotment option in full). We intend to use a portion of the net proceeds from this offering to repay amounts that may come due under our outstanding 1.875% convertible debentures in March 2013, and any additional proceeds may be used for general corporate purposes.

Trading	We do not intend to apply to list the notes on any securities exchange or for inclusion of the notes on any automated dealer quotation system. Our common stock is listed on The New York Stock Exchange under the symbol “SWC” and on the Toronto Stock Exchange under the symbol “SWC.U.”

Additional Notes	We may, without the consent of the holders, reopen the indenture for the notes and issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes initially offered hereby in an unlimited aggregate principal amount; provided that if the additional notes are not fungible with the notes initially offered hereby for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number. The notes initially offered hereby and any such additional notes would be treated as a single class for all purposes under the indenture and would vote together as one class on all matters with respect to the notes.

Risk Factors	See the information under the caption “Risk Factors” in this prospectus supplement and the other information contained or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes.

Certain United States Federal Income Tax Considerations	You should consult your tax advisor with respect to the United States federal income tax considerations related to the acquisition, ownership, conversion and disposition of the notes and the common stock, if any, into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain United States Federal Income Tax Considerations.”

Trustee, Registrar, Transfer Agent, Paying Agent and Conversion Agent	Law Debenture Trust Company of New York

RISK FACTORS

Investment in our convertible notes involves risk. You should carefully consider the information under this section and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference before investing in the notes.

Risks Related to the Business

Vulnerability to metals price volatility and changes in supply and demand could reduce profitability.

Because our primary source of revenue is the sale of platinum group metals, changes in the market price of platinum group metals will significantly affect our revenues and profitability. Many factors beyond our control influence the market prices of these metals. These factors include global supply and demand, speculative activities, international political and economic conditions, currency exchange rates, and production levels and costs in other PGM-producing countries, principally Russia and South Africa. PGM prices are currently benefiting from labor unrest in South Africa; a resolution could depress prices.

A prolonged or significant economic contraction in North America, China or in any of several other key regions worldwide could put downward pressure on market prices of PGMs, particularly if demand for PGMs declines in connection with reduced automobile demand and more restricted availability of investment credit. If substantial volumes of PGMs are released from stockpiles (by the Russian government, due to sales of exchange traded funds (ETFs) or otherwise) or otherwise become available, the increased supply could reduce the prices of palladium and platinum. Changes in currency exchange rates, and particularly a weakening of the South African rand, could reduce relative costs of production and improve the competitive cost position of South African PGM producers. This in turn could make additional PGM investment attractive in South Africa and reduce the worldwide competitiveness of our North American operations.

Also, ETFs for palladium and platinum have been introduced in recent years that enable more investors to participate in the PGM markets, potentially resulting in more metal being held in inventory. The overhang from these significant investment holdings of palladium and platinum makes it more difficult to predict accurately future supply and demand for these metals and may contribute to added PGM price volatility.

Reductions in PGM prices would adversely affect our revenues, profits and cash flows. Protracted periods of low metal prices could significantly reduce revenues and the availability of required development funds to levels that could cause portions of our ore reserves and production plan to become uneconomic. This could cause substantial reductions to PGM production or suspension of mining operations, impair asset values, and reduce our proven and probable ore reserves. In addition, when PGM prices decline, the volumes processed by our recycling business tend to decline as well (and volumes rise when PGM prices rise), although there is often a lag. Our results in the second quarter of 2012 were impacted by a decline in PGM prices that began early in the quarter, although the full impact did not occur until later in the quarter, and we expect that our third quarter of 2012 results were similarly affected, as the higher PGM prices later in the quarter did not benefit us in the quarter due to the lag.

Extended periods of high commodity prices may create economic dislocations that may be destabilizing to PGM supply and demand and ultimately to the broader markets. Periods of high PGM market prices generally are beneficial to our financial performance. However, strong PGM prices also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for PGMs, and at the same time may incentivize development of otherwise marginal mining properties. Similarly, markets for PGM jewelry are primarily driven by discretionary spending that tends to decline during periods of high prices and may drive the industry toward developing new, more affordable jewelry materials.

Inability to access the capital markets may adversely affect our business.

Our planned capital expenditures, expansion plans, particularly our financing requirements for the development of our Marathon and Altar properties over the next number of years, and the likely need to refinance our existing convertible debentures in 2013 are likely to require substantial additional funding. We may be unable to access the debt and equity markets in the future, which would adversely affect our ability to raise the capital necessary to execute our business plan. Our credit rating currently is below investment grade and is not expected to achieve investment grade in the immediate future. The rating agencies at various times have expressed concern regarding our lack of operating diversity, the recent termination of our sales agreements, our relatively narrow cash operating margins and volatile pricing environment. Our low credit rating will likely make it difficult and more costly to obtain some forms of third-party financing in the future. Should we need to access the credit markets in the future, our lower credit rating would likely be an impediment to obtaining additional debt or lines of credit at favorable rates. Should we require additional credit capacity in the future and be unable to obtain it, we might not be able to meet our obligations as they come due and so could be compelled to restructure or seek protection from creditors.

Interest rates at present are near historic lows, and borrowing costs appear likely to rise in the future in step with any improvement in economic conditions. However, the availability of credit at reasonable cost remains tight for sub-investment grade borrowers, and we may experience limits on our ability to secure external financing. This in turn could constrain our ability financially to develop new operations or, in the extreme, to maintain our existing operations.

Additionally, if our future funding requirements are financed through the issuance of equity securities, our stockholders could experience significant dilution, which could decrease the trading price of our common stock and the value of the notes. In addition, the sale of a substantial number of shares of our common stock to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

While we have the flexibility to defer some of our future funding requirements, we would prefer to proceed with our development projects in a timely manner which is likely to require third party financing and/or access to the financial markets. There is no assurance that we will be able to access the financial markets when we so desire or that terms and rates will be suitable.

We have $166.5 million of convertible debentures outstanding as of June 30, 2012 that can be put to us by holders at par on March 15, 2013, one week before the debentures become callable at our discretion. We believe that most holders of these debentures will elect to redeem them at that time. We are restricted under the terms of our credit lines from drawing against them to redeem the debentures. If we do not have adequate liquidity available and are unable to fund the redemption of the debentures, we would be in default and could be forced to sell assets or seek protection from creditors.

Following this transaction, our leverage will be higher than historical levels.

On December 23, 2011, we entered into a $100.0 million asset-backed revolving credit agreement with Wells Fargo Capital Finance. On January 13, 2012, we completed the syndication of this facility to a group of four banks and simultaneously expanded the maximum line of credit to $125.0 million. We also have $166.5 million of convertible debentures outstanding as of June 30, 2012, and following this transaction will have an additional $300.0 million of convertible debt outstanding, although we plan to use a portion of the proceeds of this offering to redeem existing convertible debentures in 2013. We will likely need access to additional financing beyond our available cash and ability to draw funds under our new working capital line of credit to complete our planned capital expenditures and expansion initiatives. As a result, we are now more highly leveraged than we have been historically. This higher leverage will result in higher interest charges and reduce our net income in future periods. We and our subsidiaries may be able to incur substantial additional debt in the future, some of which may be secured debt. The indenture governing the notes does not restrict our or our subsidiaries’ ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. Higher levels of indebtedness may affect our ability to pay the principal of and interest on the notes and our creditworthiness generally.

We no longer have contractual floor prices and now have fixed delivery commitments in our supply agreements.

Approximately 58.3% of our revenues for the year ended December 31, 2011, were derived from mine production. Prior to 2011, we were party to sales agreements that contained pricing floors which provided financial protection against significant declines in the price of palladium and to a lesser extent in the price of platinum. Our current mine sales agreements no longer enjoy the benefit of pricing floors. As a result, we are fully exposed to any extended downturn in PGM prices. While we have sought to mitigate this exposure by expanding the markets for palladium, improving our relative cost profile and by maintaining substantial balance sheet liquidity and lines of credit, there can be no assurance that these measures would be adequate to sustain operations in the event of an extended period of low PGM prices.

Our major sales agreements, prior to 2011, largely were based on delivery commitments tied to percentages of mine production volumes in each month. As a result, we had only limited exposure to shortfalls in mine production. Our current sales agreements include fixed delivery commitments each month. Should there be an operating shortfall in any month that leaves us short of our delivery commitments, we could be required to purchase metal in the open market to make up the delivery shortfall. Such purchases could entail substantial losses if the market price moved adversely during the shortfall month.

The Company currently has in place a three-year supply agreement with General Motors Corporation effective until December 31, 2013, that provides for fixed quantities of palladium to be delivered each month. The Company also has a new one-year platinum supply agreement with Tiffany & Co., a new supply agreement with Johnson Matthey, and recently renewed its year-to-year supply agreement with Ford Motor Company. Some of these agreements provide for pricing at a small discount to a monthly trailing market price. The Company currently sells its remaining uncommitted mine production under spot sales agreements. Based on targeted 2012 mine production of about 500,000 PGM ounces, approximately 86% of the Company’s mined palladium production and 74% of its platinum production currently is committed under its supply agreements.

In our recycling business, we regularly enter into fixed forward sales contracts and, occasionally, into financially settled forward contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For our fixed forward sales related to recycling of catalysts, we are subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require us to sell or purchase the contracted metal in the open market, potentially at a significant loss. Our revenues for the year ended December 31, 2011, included 41.6% from recycling sales.

Failure to secure sales agreements for ounces produced from mine production leaves us exposed to spot market trading.

Based on our trading experience, we believe we could readily sell all of our current mine production on a spot basis into terminal markets with virtually no detrimental effect on market prices. Nevertheless, such markets are not entirely predictable, and the absence of firm sales commitments leaves us exposed to the vagaries of market demand. If demand for PGMs were to fall sufficiently, we could be compelled to sell our uncommitted production at a loss, perhaps putting further downward pressure on prices at the same time. Our intent is to enter into supply agreements from time to time covering a substantial portion of our mined PGM production, but there can be no assurance that such supply agreements will be available in the future. If the selling price of PGMs proves insufficient over an extended period to cover our operating and capital costs of production, our operations or capital programs might have to be curtailed, suspended or terminated altogether.

Reliance on a few third parties for sourcing of recycling materials and advances for recycling materials creates the potential for losses.

We have available smelter and base metal refinery capacity and purchase catalyst materials from third parties for recycling activities to recover PGMs. We have entered into sourcing arrangements for catalyst material with several suppliers, one of which brokers and supplies directly a large share of our catalyst for recycling. These arrangements do not include any contractual minimum supply commitments. We are subject to the suppliers’ compliance with the terms of these arrangements and their ability to terminate or suspend the agreement. Should one of these sourcing arrangements be terminated, we could suffer a loss of profitability as a result of the termination. This loss could negatively affect our business and results of operations. Similarly, these suppliers typically source material from various third parties in a competitive market, and there can be no assurance of the suppliers’ continuing ability or willingness to source material on our behalf at current volumes and prices. Any continuing issue associated with the suppliers’ ability to source material could reduce our profitability.

Under these sourcing arrangements, in some cases we advance cash to support the purchase and collection of spent catalyst materials. These advances normally are made at the time material is ready for shipment or underway to our facilities. The advances are included in Other current assets on our balance sheet until such time as the material has been received and title has transferred to us. In some cases, we have a security interest in the materials that the suppliers have procured but we have not yet received. However, some of the advances are unsecured and the unsecured portion of these advances is fully at risk.

We regularly advance money to our established recycling suppliers for catalyst material that we have received and carry in our processing inventories. These advances typically represent some portion of the estimated total value of each shipment until assays are completed determining the actual PGM content of the shipment. Upon completion of the shipment assays, a final settlement takes place based on the actual value of the shipment. However, pending completion of the assays the payments are based on the estimated PGM content of each shipment, which may vary significantly from the actual PGM content upon assay. Should the estimated PGM content upon assay significantly exceed the actual PGM content, we may be at risk for a portion of the amount advanced. Should the supplier be unable to settle such an overpayment, we could incur a loss to the extent of any overpayment.

Following the sharp decline in PGM prices during the second half of 2008, the volume of spent catalyst material received from our recycling suppliers diminished significantly. This was an industry-wide trend in which some of the suppliers incurred significant inventory losses, and a few even exited the business. Subsequently, we restructured our recycling business model to reduce the need for unsecured advances. However, there can be no assurance that we will not incur market-related recycling losses in the future.

In 2010 and 2011, we installed new recycling facilities that were intended to facilitate growing the volumes of recycled material that we can effectively sample, assay and process. We believe that a business model that allows much faster turnaround of assay results than is now typical in the industry will provide some competitive advantage in growing the volumes of recycling material coming to us. However, there is no assurance that this assumption is correct or that our revised business model will be widely accepted within the industry, particularly in view of the practice of some of our competitors of offering significant cash working capital advances to their suppliers well ahead of receiving material from those suppliers.

An extended period of low recycling volumes and weak PGM prices could put our operations at additional risk.

Our recycling segment generates supplemental earnings and cash flow to help support the economics of the mining business when PGM prices are low. The recycling segment in turn depends upon the copper and nickel produced in mine concentrates to extract the PGMs in recycled material within our processing facilities. The economics of the recycling segment to a large extent have been regarded as incremental within the processing operations, with the result that the recycling business is allocated only our incremental share of the total cost of the processing facilities.

Volumes of recycling materials available in the marketplace diminished substantially in response to the drop in PGM prices in late 2008 and early 2009. The lower recycling volumes in 2008 and 2009 resulted in less earnings and cash flow from the recycling segment, and therefore less economic support for the mining operations, during those years. Should it become necessary at any point to reduce or suspend operations at the mines, the proportion of processing costs allocated to the recycling segment would increase substantially, making the recycling segment less profitable. Further, the ability to operate the smelter and refinery without significant volumes of mine concentrates and the contained copper and nickel has never been demonstrated and would likely require modification to the processing facilities. There is no assurance that the recycling facilities can operate profitably in the absence of significant mine concentrates, or that capital would be available to complete necessary modifications to our processing facilities. Although volumes of recycling materials in the marketplace increased in both 2010 and 2011 (59.1% and 93.9% higher than 2009’s volume, respectively), volumes processed by our recycling business year to date have declined and there is no assurance that the marketplace will continue to maintain adequate volumes.

We may be competitively disadvantaged as a primary PGM producer with a preponderance of palladium with a U.S. dollar based cost structure.

Our products compete in a global market place with the products of other primary producers of PGMs and with companies that produce PGMs as a by-product. In many cases, the other primary producers mine ore reserves with a higher ratio of platinum to palladium than us and as a result enjoy higher average realizations per ounce. In addition, if palladium prices decline relative to platinum levels as in earlier years, we will be adversely impacted in comparison to those other producers. We also compete with mining companies, especially in Russia, that produce PGMs as a by-product of their primary commodity, principally nickel.

Because our U.S. based cost structure is denominated in dollars, in periods when the U.S. dollar is relatively strong, our competitors may still operate profitably, while we may not. Furthermore, non-primary producers of PGMs who regard PGMs as a by-product will generally continue to produce and sell PGMs when prices are low, as PGMs are not their principal commodity. In some cases, labor arrangements and local legal considerations may incentivize competitors to continue operating unprofitable facilities even in the face of negative cash margins.

While we believe we have cost advantages compared to other primary producers, by-product producers will continue to produce even when PGM prices decline. In addition, our cash production costs have been increasing and if the U.S. dollar/Rand or the palladium/platinum ratio decreases, we may become a higher cost producer than our competitors.

Achievement of our production goals is subject to uncertainties.

Based on the complexity and uncertainty involved in operating underground mines, it is challenging to provide accurate production and cost forecasts. We cannot be certain that either the Stillwater Mine or the East Boulder Mine will achieve the production levels forecasted or that the expected operating cost levels will be achieved or that funding will be available from internal and external sources in requisite amounts or on acceptable terms to sustain the necessary ongoing development work. Failure to achieve our production forecast negatively affects our revenues, profits and cash flows. As the extent of underground operations continues to expand at depth and horizontally, it is likely that operating costs will increase unless productivity is increased commensurately. Also, as additional underground infrastructure is constructed, amortization expense may increase unless additional ore reserves are identified. Such increased costs could adversely affect our profitability.

The East Boulder Mine commenced commercial operations in 2002 and has never reached its original planned 2,000 ton-per-day operating rate on a sustained basis. Ore grades at the East Boulder Mine also are typically lower than comparable grades at the Stillwater Mine. Partially as a result, production costs per ounce at the East Boulder Mine have generally been significantly higher than at the Stillwater Mine. We have put in place various operating plans and programs that are intended to reduce production costs at both the East Boulder Mine and the Stillwater Mine; however, there can be no assurance that these plans and programs will be implemented effectively or that they can be sustained. Actual production, cash operating costs and economic returns achieved in the future may differ significantly from those currently estimated or those established in future studies and estimates.

During 2007 and 2008, attrition rates at the Stillwater and East Boulder mines exceeded already high historical experience, resulting in shortages of skilled miners and disruptions to mining efficiency. With a change to our work schedule and the more difficult economic conditions during 2009, we saw these attrition rates decline to levels well below the historical trend, with accompanying improvements in productivity. Employee attrition rates during 2010 and 2011 were essentially comparable to those in 2009. While we believe that the improvements in productivity realized during 2009 were attributable to more than just a more stable workforce, if the economy recovers significantly in the future the competition for skilled miners may resume and we may see our employee attrition rates climb. This in turn could prove disruptive to our workforce and result in lower productivity.

Ore reserves are very difficult to estimate and ore reserve estimates may require adjustment in the future. Changes in ore grades, mining practices and economic factors could materially affect our production and reported results.

Ore reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling samples, which may prove unreliable or unrepresentative. Reported ore reserves are comprised of a proven component and a probable component. For proven ore reserves, distances between samples can range from 25 to 100 feet, but are typically spaced at 50-foot intervals both horizontally and vertically. The sample data for proven ore reserves consists of survey data, lithologic data and assay results. We enter this data into a three-dimensional modeling software package, where it is analyzed to produce a three-dimensional solid block model of the resource. The assay values are further analyzed by a geostatistical modeling technique (kriging) to establish a grade distribution within the three-dimensional block model. Dilution is then applied to the model and a diluted tonnage and grade are calculated for each block.

Probable ore reserves are based on longer projections, up to a maximum radius of 1,000 feet beyond the limit of existing drill-hole sample intercepts of the J-M Reef obtained from surface and underground drilling. Statistical modeling and established continuity of the J-M Reef as determined from results of mining activity to date support our technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserve determination are constrained by any known or anticipated restrictive geologic features. The probable ore reserve estimate of tons and grade is based on the projection of factors calculated from adjacent proven ore reserve blocks or from diamond drilling data where available. As a result, probable ore reserve estimates are less reliable than estimates of proven ore reserves. Both proven and probable ore reserve projections are also limited where appropriate by certain modifying factors, including geologic evidence, economic criteria and mining constraints.

Conversion of probable ore reserves to proven ore reserves is calculated by dividing the actual proven tons converted for a given area by the expected tonnage based on a probable yield expectation for that given area. Actual period-to-period conversion of probable ore reserves to proven ore reserves may result in increases or decreases to the total reported amount of ore reserves. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, is evaluated annually. Conversion rates are affected by a number of factors, including geological variability, quantity of tonnage represented by the period drilling, applicable mining methods and changes in safe mining practices, economic considerations and new regulatory requirements.

The following table illustrates, for each year’s development program, the actual percent conversion rates of probable ore reserve into proven ore tons experienced by year from 2002 through 2011:

Year ended December 31,	Historic Weighted Average(1)	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(in percent)
Stillwater Mine	88	80	70	83	74	68	94	101	62	52	71
East Boulder Mine	97	116	97	24	71	107	91	110	125	86	91

(1)	Historic Weighted Average period is 1997 to 2011.

Ore reserve estimates are expressions of professional judgment based on knowledge, experience and industry practice. We cannot be certain that our estimated ore reserves are accurate, and future conversion and production experience could differ materially from such estimates which may negatively affect our results of operations or financing condition. For example, the preliminary findings of the definitive engineering study being conducted by Nordmin Engineering Ltd with respect to the Marathon PGM-copper project indicate that the palladium metal content was overestimated in a portion of the original resource and reserve modeling work provided by a third-party expert at the time of the acquisition. Actual ore reserves may therefore be lower than originally believed, resulting in lower economic returns from the project than originally anticipated. See “Summary—Recent Developments—Third Quarter 2012 Update.” Furthermore, should we encounter mineralization or formations at any of our mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Declines in the market prices of PGMs may render the mining of some or all of our ore reserves uneconomic. The grade of ore may vary significantly from time to time and between the Stillwater Mine and the East Boulder Mine, as with any mining operation. We cannot provide assurance that any particular quantity of metal may be recovered from the ore reserves. Moreover, short-term factors relating to the ore reserves, such as the availability of production workplaces, the need for additional development of the ore body or the processing of new or different ore types or grades, may impair our profitability in any particular accounting period. For example, if our yield is lower than expected, our cash costs per ounce will increase if all other factors remain constant.

An extended period of low PGM prices could result in a reduction of ore reserves and potential asset impairment charge.

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts of our assets may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Estimations of future cash flows take into account estimates of recoverable ounces, PGM prices (considering current and historical prices, long-term sales contracts prices, price trends and related factors), production levels and capital and reclamation expenditures, all based on life-of-mine plans and projections.

If we determine that the carrying value of a long-lived asset is not recoverable and the asset is impaired, then we must determine the fair value of the impaired asset. If fair value is lower than the carrying value of the assets, then the carrying value must be adjusted down to the fair value. If the fair value of the impaired asset is not readily determinable through equivalent or comparable market price information, we normally engage the services of third-party valuation experts to develop or corroborate fair value assessments.

Were we to experience a prolonged period of low PGM prices adversely affecting the determination of ore reserves, we could face one or more impairment adjustments. Assumptions underlying future cash flows are subject to risks and uncertainties. Any differences between projections and actual outcomes for key factors such as PGM prices, recoverable ounces, and/or our operating performance could have a material effect on our ability to recover the carrying amounts of our long-lived assets, potentially resulting in impairment charges in the future. Absent modifications to our operating plans, we have estimated that as of December 31, 2011, the combined long-term PGM market price level below which ore reserves start to be constrained economically is about $639 per combined ounce of PGM based on a palladium to platinum ratio of 3.455 to 1.

Lower prices also can affect the economic justification of ore reserves. We review our ore reserves annually and have reviewed them as of December 31, 2011. As in past years, we also engaged Behre Dolbear as third-party independent geological experts to review and express their opinion on our reserve calculations. We perform our ore reserve economic assessment using a twelve-quarter trailing price in order to level out short-term volatility in metals prices, viewing the twelve-quarter trailing average as a reasonable surrogate for long-term future PGM prices over the period when the reserves will be mined. Our combined twelve-quarter trailing weighted average price for palladium and platinum at December 31, 2011, was about $733 per ounce based on a palladium to platinum ratio of 3.455 to 1 ($507 per ounce for palladium and $1,512 per ounce for platinum). At this price, our geologic ore reserves at each mine can be shown to generate (undiscounted) positive cash flow over the life of the reserve. Consequently, our ore reserves were not constrained economically at December 31, 2011.

It is important to note that if PGM prices were to fall for an extended period, the trailing twelve-quarter price will gradually decline. Also, normal inflation, abnormally increasing costs for commodities used in mining and increasing travel distances within the mine exert upward pressure on mining and processing costs, which in a stable or declining pricing environment may reduce operating margins. Consequently, following our methodology, there can be no assurance that our reported proven and probable ore reserves will not be constrained economically in the future.

Users of PGMs may reduce their consumption and substitute other materials for palladium and platinum.

High PGM prices may lead users of PGMs to substitute other materials for palladium and platinum or to reduce the amounts they consume. The automobile, jewelry, electronics and dental industries are the largest consumers of palladium. In varying degrees, all of these applications are sensitive to prices. In response to supply concerns and high market prices for palladium, some automobile manufacturers in the past have sought alternatives to palladium, although no practical alternatives to palladium, platinum and rhodium in automotive catalytic converters have been identified to date. During periods of high palladium prices, there has been some substitution in the past of other metals for palladium in electronics and dental applications. High platinum prices likewise tend to reduce demand by driving consumers toward alternative metals. The principal demand for platinum is in the automobile and chemical industries and for jewelry. Substitution in these industries may increase if PGM market prices rise or if supply becomes unreliable. Significant substitution for any reason, in the absence of alternative uses for PGMs being identified, could result in a material and sustained PGM price decrease, which would negatively affect our revenues and profitability.

High PGM prices also drive users toward ever more efficient utilization of PGMs. In the past, the development of new flow geometries and substrate configurations have resulted in “thrifting down” the amount of PGMs in catalytic converters required to meet emission standards. Recently, apparently in response to high PGM prices, certain PGM consumers have announced new nanotechnology applications that may allow further significant reductions in the volume of PGMs required in each catalytic converter. These emerging applications could tend to drive down PGM demand in the future and result in lower PGM prices as well as reducing the volume of material available for recycle, at the end of a catalytic converter’s useful life.

To the extent existing and future environmental regulations tend to create disincentives for the use of internal combustion engines, demand for palladium and platinum in automotive catalytic converters could be reduced. Small engines in general tend to have smaller catalytic converters and use less PGMs than larger engines. Less demand for PGMs as a result of these trends could drive down PGM prices and could impair our financial performance.

If we are unable to obtain surety coverage to collateralize our reclamation liabilities, operating permits may be affected.

We are required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee the future performance of reclamation activities at our operating mines. The total availability of bonding capacity from the U.S. insurance industry is limited. During 2008, the State of Montana increased the required bonding levels at our mining operations and is expected to require additional increases in the future. The aggregate surety amount in place at the East Boulder Mine was $13.5 million at the end of 2011, comprised of $6.0 million of surety bonds and a $7.5 million letter of credit. At December 31, 2011, the Stillwater Mine carried reclamation bonds totaling $19.5 million. Should increased surety requirements be imposed in the future and we find ourselves unable to obtain the required bonds or otherwise provide acceptable collateral, the ability to operate under existing operating permits would likely be curtailed, which could have a significant adverse effect on our operations. As of December 31, 2011, the amount of collateral previously required in support of these guarantees was reduced by $10.0 million.

Our business is subject to significant risks that may not be covered by insurance.

Underground mining and milling, smelting and refining operations involve a number of risks and hazards, including:

•	mine closures mandated by our regulators;

•	unusual and unexpected rock formations affecting ore or wall rock characteristics;

•	ground or slope failures;

•	cave-ins, ground water influx, rock bursts and other mining or ground-related problems;

•	environmental hazards;

•	industrial accidents;

•	organized labor disputes or work slow-downs;

•	metallurgical and other processing, smelting or refining problems;

•	wild fires, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God;

•	mechanical equipment failure and facility performance problems; and

•	availability and cost of critical materials, power, equipment and skilled manpower.

Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, monetary losses and possible legal liability. Some fatal accidents and other non-fatal serious injuries have occurred at our mines since operations began in 1986. During the fourth quarter of 2011, we experienced a tragic fatality in a single-vehicle accident underground at the Stillwater Mine. Future industrial accidents or occupational disease occurrences could have a material adverse effect on our business and operations. We cannot be certain that our insurance will cover certain risks associated with mining or that we will be able to maintain insurance to cover these risks at economically feasible premiums. We might also become subject to liability for environmental damage or other hazards which may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on our ability to generate revenues, profits, and cash flow.

Hedging and sales agreements could limit the realization of higher metal prices.

We may enter into derivative contracts and other hedging arrangements from time to time for our mined output in an effort to reduce the negative effect of price changes on our cash flow. These arrangements typically consist of contracts that require us to deliver specific quantities of metal, or to financially settle the obligation in the future, at specific prices. We may also hedge pricing through the sale of call options and the purchase of put options. While hedging transactions are intended to reduce the negative effects of price decreases, they have also prevented us at times from benefiting fully from price increases. If PGM prices are above the price at which future production has been hedged, we will experience an opportunity loss upon settlement.

Changes to environmental, health and safety laws, regulations and controls, and compliance with such laws, regulations and controls could affect production, increase costs and cause delays.

Our business is subject to extensive federal, state and local environmental laws, regulations and controls, including the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Metals Mines Reclamation Act and numerous permit stipulations as documented in the Record of Decision for each of our operating entities. Properties controlled by us in Canada and Argentina are subject to analogous federal and provincial laws, regulations and controls in those respective countries. The body of environmental requirements to which we are subject is continually changing and, as a general matter, is becoming more restrictive.

Compliance with these laws, regulations and controls requires us to obtain permits issued by federal, state, foreign, provincial and local regulatory agencies. Certain permits require periodic renewal and/or review of our performance. We cannot predict whether we will be able to obtain all required permits or at all times be in compliance with such permits. Further, we cannot predict whether we will be able to renew our permits or whether material changes in permit conditions will be imposed on renewal. Nonrenewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict our ability to conduct our operations.

Compliance with existing and future environmental laws, regulations and controls may require additional measures and expenditures, including for new or expanded mining operations, which could materially affect permitting and proposed construction schedules for any of our affected facilities or otherwise result in increased costs to us. Under certain circumstances, facility construction may be delayed pending regulatory approval. Expansion plans or new mining and processing facilities may require new environmental permitting. Private parties may pursue successive legal challenges to our existing or proposed permits.

Our activities are also subject to extensive federal, state, foreign, provincial and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exportation, smelting and refining operations and taxes. Compliance with these and other laws and regulations could require additional capital outlays, which could negatively affect our cash flow.

Our existing mining operations are located adjacent to the Absaroka-Beartooth Wilderness Area and are situated approximately 30 miles from the northern boundary of Yellowstone National Park. While we work closely and cooperatively with local environmental organizations, the Montana DEQ and the USFS, there can be no assurance that future political or regulatory efforts will not further restrict or seek to terminate our operations in this sensitive area.

We employ various measures in our operating facilities in an effort to protect the health of our workforce and to comply with much stricter Mine Safety and Health Administration (“MSHA”) limits on diesel particulate matter (“DPM”) exposure for the underground miners. These measures include using catalytic converters, filters, enhanced ventilation regimens, modifying certain mining practices underground, and the utilization of various bio-diesel blends. Compliance with the MSHA DPM standards continues to be a challenge within the mining industry. However, as a result of our internal efforts to reduce DPM exposure we believe we have achieved compliance with the new standards at both the Stillwater Mine and the East Boulder Mine. No assurance can be given that any lack of compliance in the future will not impact us.

Various legislative initiatives at the federal, state, foreign and provincial level have been introduced and, in some cases, enacted mandating additional safety and health measures for mining employees and providing stronger penalties for failure to comply. While we have a safety program in place for our employees, there can be no assurance that we will continue to be in compliance with current or future legislated initiatives or that we will not incur significant penalties under these initiatives.

Limited availability of mining personnel and uncertainty of labor relations may affect our ability to achieve our production targets and increase our cost of production.

Our operations depend significantly on the availability of qualified miners. Historically, we have experienced periods of high turnover with respect to our miners, particularly during the strong metal markets of 2007 and early 2008. In addition, we must compete for individuals skilled in the operation and development of underground mining properties. The number of such persons is limited, and significant competition exists to obtain their skills, which results in higher employee costs. We cannot be certain that we will be able to maintain an adequate supply of miners and other personnel or that our labor expenses will not increase as a result of a shortage in supply of such workers. Failure to maintain an adequate supply of miners could result in lower mine production and impair our financial performance.

We had 1,567 employees (which include the Canadian and South American properties) at December 31, 2011. About 908 employees located at the Stillwater Mine and the Columbus processing facilities are covered by a collective bargaining agreement with USW Local 11-0001, expiring June 1, 2015. As of December 31, 2011, about 251 employees at the East Boulder Mine were covered by a separate collective bargaining agreement with USW Local 11-0001, which expires December 31, 2015.

In response to the limited availability of skilled underground miners, we have instituted a new-miner training program, whereby from time to time we hire individuals largely inexperienced in mining and provide intensive, supervised training in skills critical to underground mining at our operations. This training program requires dedicating significant time, expense and personnel to the training effort. These new and less experienced miners, even after training, generally will require several years of experience to achieve the productivity level of our regular mining workforce. There is no assurance that these new miners will achieve the assumed level of productivity as they gain experience, that we will be able to retain these new workers in the face of other employment opportunities, nor that the training program will supply enough qualified miners to keep up with future miner attrition rates. Our increased training and employee costs result in higher cash costs of production which reduce our profitability.

Uncertainty of title to properties and the validity of unpatented mining claims is subject to title risk.

Montana

We have a number of unpatented mining and mill site claims. The validity of unpatented mining claims on public lands is often uncertain and possessory rights of claimants may be subject to challenge. Unpatented mining claims may be located on lands open to appropriation of mineral rights and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and vulnerable to challenges by third parties or the federal government. The validity of an unpatented mining claim or mill site, in terms of our location and our maintenance, depends on strict compliance with a complex body of federal and state statutory and decisional law and, for unpatented mining claims, the existence of a discovery of valuable minerals. In addition, few public records exist to definitively control the issues of validity and ownership of unpatented mining claims or mill sites. While we pay annual maintenance fees and have obtained mineral title reports and legal opinions for some of the unpatented mining claims or mill sites in accordance with the mining laws and what we believe is standard industry practice, we cannot be certain that the mining laws will not be changed nor that our possessory rights to any of our unpatented claims may not be deemed defective and challenged. Any change in the mining law could include the imposition of a federal royalty provision on unpatented claims, which could have an adverse effect on our economic performance.

Canada

In Canada, paramount title to minerals typically vests in the Crown subject only to the burden of aboriginal title, while the various Ministries of the Provinces enjoy legislative powers to administer the disposition of minerals within their jurisdiction. In Ontario, mining claims grant the claimant conditional rights of access for exploration of hard rock minerals conducted in compliance with regulations regarding surface disturbance, environmental stewardship and annual expenditures to maintain the validity of the claims. Mining claims in Ontario do not authorize removal of minerals for other than test work and analyses. To commercially extract minerals, a mining lease is necessary. Crown mining leases provide the claimant with a preference right to develop and extract minerals for a (renewable) 21-year term, under more specific conditions of aboriginal consultation, environmental protection, approved closure/reclamation plans and financial assurances provided to the Crown over the life of the project. While we believe that our mining claims and Crown leases provide adequate security of mineral and surface tenure to advance our planned mine development and mineral exploration activities in the Marathon-Coldwell region of Ontario, there can be no assurance that this tenure will not be challenged in the future nor that all necessary mining leases will ultimately be issued.

We hold mining claims and Crown leases covering the more prospective portions of the Port Coldwell Intrusive Complex. Our aggregate property holdings, of which Mitsubishi owns 25% through our strategic alliance, in the Coldwell Complex include 42 Crown leases and 77 mining claims comprised of 780 claim units. Thirty-seven of the leases grant both surface and mineral rights while five of the leases presently grant mineral rights only. Applications have been submitted for surface leases on the five mineral leases as well as for both mineral and surface crown leases on certain additional property currently held by us under valid mining claims. There can be no assurance that these surface leases will be forthcoming.

Argentina

We hold a 100% interest in nine mining concessions and hold options on five other mining concessions associated with the Altar Project in Argentina. Several of these concessions require that we meet periodic option payments, minimum exploration expenditure commitments, or both. Failure to meet these minimum obligations could result in the forfeiture of such concessions. Future mining on these properties will require securing mining permits and obtaining control of surface rights on these properties. There is no guarantee that we will be able to secure these permits or purchase the surface rights on acceptable terms.

The process of upgrading ore through the concentrator, smelting and refining stages adds environmental risks.

Our processing facilities include concentrators at each mine site that grind the ore and extract the contained metal sulfides, and a smelter and base metal refinery located in Columbus, Montana. These processes ultimately produce a PGM filter cake that is shipped for final refining to third party refiners. The Columbus operations involve pyrometallurgical and hydrometallurgical processes that utilize high temperatures, pressures, caustic chemicals and acids to extract PGMs and other metals from the concentrates. These processes also generate waste gases that are scrubbed to eliminate sulfur dioxide emissions. While the environmental and safety performance of these facilities to date has been positive, there can be no assurance that incidents such as solution spills, sulfur dioxide discharges, explosions or accidents involving hot metals and product spills in transportation will not occur in the future. Such incidents potentially could result in more stringent environmental or operating restrictions on these facilities and liabilities or additional expenses for us, which could have a negative impact on our results of operations and cash flows. Further, we process virtually all of our metals through these processing facilities, and any incident interrupting processing operations for an extended period would have a material adverse effect on our performance.

We are subject to income taxation in various jurisdictions and changes in income tax structures in these jurisdictions could increase our effective tax rate.

In the U.S., we enjoy certain beneficial tax provisions afforded to natural resource companies that have the effect of reducing our overall effective tax rate. Preliminary discussions in the U.S. Congress with regard to restructuring the Corporate Income Tax include consideration of reducing or eliminating some or all of these preferential benefits. While it is not possible at this time to predict the direction such changes might ultimately take, if such changes were enacted they could increase the effective tax rate paid by us for federal and state income taxes.

Outside the U.S., we currently have no operating income. However, the economics of potential future mine developments in Canada and Argentina are sensitive to income tax costs, and unfavorable legislated changes to income tax structures in those countries could render the respective projects uneconomic and compel us to defer development or write off our investment in them.

Failure to successfully integrate acquisitions into our existing operations could have an adverse impact on our business, financial condition and results of operations.

We have recently made several acquisitions. We anticipate that in the future we may, from time to time, acquire additional businesses that we believe would provide a strategic fit with our business. Potential issues associated with acquisitions could include, among other things: our ability to realize the benefits or cost savings that we expect to realize as a result of the acquisition; diversion of management’s attention; our ability to successfully integrate our businesses with the business of the acquired company; motivating, recruiting and retaining executives and key employees; conforming standards, controls, procedures and policies, business cultures and compensation structures among our company and the acquired company; consolidating and streamlining sales, marketing and corporate operations; potential exposure to unknown liabilities of acquired companies; environmental risks; loss of key employees and customers of the acquired business; and managing tax costs or inefficiencies associated with integrating our operations following completion of an acquisition. If an acquisition is not successfully completed or integrated into our existing operations, our business, financial condition and results of operations could be adversely impacted.

We may experience political risks in our foreign operations.

We recently acquired Marathon and Peregrine, which represent significant development properties in Canada and Argentina, respectively. We have no prior experience operating in foreign countries. The process of obtaining the requisite permits and approvals for drilling and development may subject us to issues, costs and delays which were not previously anticipated. Further, government regulations and actions, including increased taxes, expropriation and requirements for government or local ownership could materially affect a project.

We may also be adversely affected by changes in political leadership or changes in policies, laws, rules or regulations in the countries in which we operate. For example, Argentina has received negative press for political instability and energy shortages in recent years and has received moderately high political risk ratings from some global ratings organizations. As a developing economy, operating in Argentina has certain additional risks, including changes to or invalidation of government mining regulations, expropriation or revocation of land or property rights, changes in foreign ownership rights, changes in foreign taxation rates, corruption, uncertain political climate, terrorist actions or war, and lack of a stable economic climate. Existing and possible future environmental legislation, regulations and actions, including regulation and litigation related to glacier protection, could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence of any of these conditions could have a negative effect on our operations.

The Marathon acquisition introduced significant new uncertainties as to our future performance and commitments.

Our Marathon assets, although perceived by us as an attractive opportunity, introduce a number of significant risks, all of which must be managed and all or any combination of which could create difficulties for us in the future. Among these risks, many of which are not yet fully defined, are the following:

•

Uncertainty regarding the outcome of the definitive engineering study being conducted by Nordmin Engineering Ltd and potential impact on the project’s infrastructure, on its economics (as they apply to proven and probable ore reserves), and on its permitting timeline and any impact it may have on our strategic alliance with Mitsubishi. See “Summary—Recent Developments—Marathon Project;”

•	Uncertainty as to the ultimate extent, quality, final grade, mineability and appropriate concentrator technology for the Marathon resource;

•

Lack of a final engineering study to better gauge the capital cost of installing the mine, the equipment required and its availability, the timing of the construction, and access to local infrastructure in support of a future operation;

•	Uncertainty as to future PGM and copper prices, which could significantly affect the financial viability of the proposed Marathon development;

•	Various employee-related matters concerning the employee management of the project and the staffing of operations with a sufficient number of employees having the required skill sets;

•	Negotiation of terms for a processing agreement with a third-party copper smelter to take the concentrates produced by the Marathon operations;

•	Ability to complete project permitting in coordination with the various responsible agencies and affected groups within an acceptable time frame;

•	Agreement with the First Nations communities and aboriginal groups in the region;

•	Ability to source or acquire the required mine and mill equipment on a timely basis due to long lead times resulting from widespread worldwide mine development;

•	Availability of required financing for the Marathon project, internally and/or externally;

•	Future significant exposure to exchange rate risk between the Canadian dollar and the U.S. dollar; and

•	Risks related to political climate and government regulation in Canada. See “Risk Factors—Risk Related to the Business—We may experience political risks in our foreign operations.”

While we believe to the extent possible we are addressing each of these areas of risk, there can be no assurance that unforeseen matters may not arise that would adversely affect our ability to effectively manage and develop our Canadian prospects.

The Peregrine acquisition introduced significant new uncertainties as to our future performance and commitments.

Our acquisition of Peregrine in 2011 also introduced a number of significant risks. All or any combination of these could create problems for us in the future. Among these risks, many of which are not yet fully defined, are the following:

•	Significant uncertainty as to the ultimate extent, quality, final grade and economic viability of the Argentine resources;

•	Lack of clarity on the capital cost of any future development in Argentina including associated infrastructure required;

•	The total cost to develop Altar is likely to be much larger than our current total market capitalization;

•	Uncertainty as to the ultimate ability to economically beneficiate the Altar minerals;

•	Uncertainty as to future precious metal and copper prices, which could significantly affect the financial viability of any future Argentine development;

•	The need to acquire a skilled workforce to manage the property and our future development and operation;

•	Lack of firm, economically viable arrangements for processing concentrates produced by the Argentine operations;

•	Need to establish an effective community relations function to oversee property issues, permitting, environmental concerns and corporate relations;

•	Ability to source or acquire the required equipment on a timely basis and meet the infrastructure needs that will support a future project;

•

Arrangement of the required financing for exploration and project development, which is estimated to be in excess of $2.5 billion, and may be significantly higher, whether internal or external, including appropriate currency provisions;

•	Future significant exposure to exchange rate risk, particularly in view of Argentina’s high inflation rate;

•	Significant development expenses which cannot be capitalized prior to economic viability of the project, which reduce our consolidated earnings; and

•	Risks related to political climate and government regulation in Argentina. See “Risk Factors—Risk Related to the Business—We may experience political risks in our foreign operations.”

While we are now beginning to address each of these areas of risk, there can be no assurance that unforeseen matters may not arise that would adversely affect our ability to effectively manage and develop our Argentine prospects.

Risks associated with operating our strategic alliances may adversely affect our financial condition and results of operations.

We have entered into a strategic alliance with Mitsubishi, whereby Mitsubishi has a 25% interest in Stillwater Canada Inc., which owns Marathon, and will be entitled to purchase 100% of Marathon’s production. We may enter into additional strategic alliances or joint ventures in the future. Our strategic alliance partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the strategic alliance. Our strategic alliance arrangements may require us, among other matters, to pay certain costs or to make certain capital investments or to seek our strategic alliance partner’s consent to take certain actions. In addition, our strategic alliance partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may be required to either fulfill those obligations alone to ensure the ongoing success of a strategic alliance or to dissolve and liquidate a strategic alliance.

Risks Related to the Notes and Shares of Our Common Stock

The notes are effectively subordinated to our secured debt and any liabilities of our subsidiaries.

The notes will rank senior in right of payment to our indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our indebtedness that is not so subordinated; effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness (including trade payables) of our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure other debt will be available to pay obligations on the notes only after the secured debt has been repaid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional debt, including secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

As of June 30, 2012, our total consolidated indebtedness was $203.1 million, which includes $166.5 million outstanding in the form of convertible debentures due in 2028, $29.5 million of Exempt Facility Revenue Bonds due in 2020, land purchase of $0.4 million and $6.7 million due under a capital lease with GE Capital. After giving effect to the issuance of the notes (assuming no exercise of the underwriters’ over-allotment option) and the use of proceeds therefrom (assuming the repurchase of all outstanding convertible debentures due 2028), our total consolidated indebtedness would have been $336.6 million and we would have no secured indebtedness.

The notes are our obligations only and will not be guaranteed by any of our subsidiaries.

The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. Approximately 44% of our consolidated assets are held by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Recent regulatory actions may adversely affect the trading price and liquidity of the notes.

We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common stock underlying the convertible notes and dynamically adjusting their short position while they hold the notes. Investors may also implement this strategy by entering into swaps on our common stock in lieu of or in addition to short selling the common stock. As a result, any specific rules regulating equity swaps or short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales or equity swaps with respect to our common stock could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that may impact those engaging in short selling activity involving equity securities (including our common stock). In particular, Rule 201 of SEC Regulation SHO generally restricts short selling when the price of a “covered security” triggers a “circuit breaker” by falling 10% or more from the security’s closing price as of the end of regular trading hours on the prior day. If this circuit breaker is triggered, short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Because our common stock is a “covered security,” these Rule 201 restrictions, if triggered, may interfere with the ability of investors in, and potential purchasers of, the notes, to effect short sales in our common stock and conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes.

The SEC also approved a pilot program allowing securities exchanges and the Financial Industry Regulatory Authority, Inc. (“FINRA”) to halt trading in securities included in the S&P 500 Index, Russell 1000 Index and over 300 exchange traded funds if the price of any such security moves 10% or more from a sale price in a five-minute period (the “single stock circuit breaker program”). Beginning on August 8, 2011, the single stock circuit breaker program was expanded to include all other National Market System stocks, and imposes a trading halt in these additional stocks in the event of any price movement of 30% or 50% (or more), depending upon the trading price of the stock. Beginning on November 23, 2011, the single stock circuit breaker program was amended to exclude all rights and warrants from the trading halt. The single stock circuit breaker program is set to expire on February 4, 2013.

The SEC also recently approved two proposals submitted by national securities exchanges and FINRA. One initiative is the “Limit Up- Limit Down” plan, which will replace the single stock circuit breaker program and require securities exchanges, alternative trading systems, broker-dealers and other trading centers to establish policies and procedures that prevent the execution of trades and the display of offers from occurring outside of a specified price band. If bid or offer quotations are at the far limit of the price band for more than 15 seconds, trading in that security will be subject to a five-minute trading pause. The Limit Up-Limit Down plan is scheduled to go into effect on a one-year pilot basis on February 4, 2013.

The second initiative will change existing stock exchange and FINRA rules that establish a marketwide circuit breaker system. The existing market-wide circuit breaker system provides for specified market-wide halts in trading of stock for certain periods following specified market declines. The changes will lower the percentage-decline thresholds for triggering a market-wide trading halt and shorten the amount of time that trading is halted. Market declines under the new system will be measured by reference to the S&P 500 Index rather than the Dow Jones Industrial Average, and the trigger thresholds will be calculated daily rather than quarterly. The changes to the market-wide circuit breaker system are scheduled to go into effect on a one-year pilot basis on February 4, 2013.

The restrictions on trading imposed by the single stock circuit breaker program, the market-wide circuit breaker system and, when effective, the Limit Up-Limit Down plan may interfere with the ability of investors in, and potential purchasers of, the notes to effect short sales in our common stock and conduct a convertible arbitrage strategy.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010 also introduces regulatory uncertainty that may impact trading activities relevant to the convertible notes. This new legislation will require many over-the-counter swaps and security-based swaps to be centrally cleared through regulated clearinghouses and traded on exchanges or comparable trading facilities. In addition, swap dealers, security-based swap dealers, major swap participants and major security-based swap participants will be required to comply with margin and capital requirements as well as public reporting requirements to provide transaction and pricing data on both cleared and uncleared swaps. These requirements could adversely affect the ability of investors in, or potential purchasers of, the notes to maintain a convertible arbitrage strategy with respect to the notes (including increasing the costs incurred by such investors in implementing such strategy). This could, in turn, adversely affect the trading price and liquidity of the notes. The implementation dates for these requirements are subject to regulatory action and at this time cannot be determined with certainty. We cannot predict how this legislation will ultimately be implemented by the SEC and other regulators or the magnitude of the effect that this legislation will have on the trading price or liquidity of the notes.

Although the direction and magnitude of the effect that the amendments to Regulation SHO, FINRA and securities exchange rule changes and/or implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales of the common stock of certain financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible debt instruments issued by many of the financial services companies subject to the prohibition. Any governmental action that similarly restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of our common stock, including the amendments to Regulation SHO, FINRA and exchange rule changes and the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, could similarly adversely affect the trading price and the liquidity of the notes.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the notes.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section, elsewhere in this prospectus supplement or the documents we have incorporated by reference in this prospectus supplement or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the notes. The trading price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This trading activity could, in turn, affect the trading prices of the notes. This may result in greater volatility in the trading price of the notes than would be expected for non-convertible debt securities.

We will continue to have the ability to incur debt after this offering; if we incur substantial additional debt, these higher levels of debt may affect our ability to pay the principal of and interest on the notes.

We and our subsidiaries may be able to incur substantial additional debt in the future, some of which may be secured debt. The indenture governing the notes does not restrict our or our subsidiaries’ ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our ability to pay the principal of and interest on the notes and our creditworthiness generally.

The adjustment to the daily conversion rate fraction for notes converted during a specified period following a make-whole adjustment event may not adequately compensate you for any lost value of your notes as a result of such transaction.

Following a make-whole adjustment event, if a holder elects to convert its notes during the related make-whole adjustment event period (as defined below under “Description of the Notes—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event”), we will, in certain circumstances, increase the daily conversion rate fraction for each trading day in the relevant conversion period by an additional number of shares of our common stock. The increase, if any, in the daily conversion rate fraction will be determined based on the date on which the make-whole adjustment event occurs or becomes effective and the price paid (or deemed to be paid) per share of our common stock in the make-whole adjustment event, as described below under “Description of the Notes—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event.” The adjustment, if any, to the daily conversion rate fraction for notes converted during any make-whole adjustment event period may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price paid (or deemed to be paid) per share of our common stock in the make-whole adjustment event is greater than $         per share or less than $         (in each case, subject to adjustment), no increase in the daily conversion rate fraction will be made.

Our obligation to increase the daily conversion rate fraction during any make-whole adjustment event period could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

We may not have, and may not have the ability to raise, the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change or on a repurchase date, and our existing and future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

On each of October 15, 2019, October 15, 2024 and October 15, 2029 or following a fundamental change as described under “Description of the Notes—Repurchase of Notes at Your Option on Certain Dates” and “—Repurchase of Notes at Your Option upon a Fundamental Change,” holders of notes will have the right to require us to repurchase their notes for cash. A fundamental change may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. In addition, upon conversion of the notes, unless we elect (or are deemed to have elected) physical settlement to settle such conversion, we will be required to make cash payments in respect of the notes being converted as described under “Description of the Notes—Conversion of Notes—Settlement upon Conversion.” We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes surrendered by holders for required repurchase or notes being converted. In addition, restrictions in our existing credit facilities or other indebtedness, if any, may not allow us to repurchase the notes or make cash payments upon conversions of the notes. For example, under our existing asset-backed revolving credit facility, any election to settle our conversion obligation in cash will be deemed to be an optional prepayment of indebtedness and, absent a consent or waiver, would be permissible only if certain conditions were satisfied, including the condition that our pro forma fixed charge coverage ratio would be at least 1.0 to 1.0. See “Description of Other Indebtedness—Asset Backed Revolving Credit Facility.” Our failure to repurchase the notes or make cash payments upon conversion thereof when required would result in an event of default with respect to the notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the notes. In addition, holders may not be entitled to require us to repurchase their notes upon a fundamental change in certain circumstances involving a significant change in the composition of our board, including in connection with a proxy contest where our board does not endorse a dissident slate of directors but approves them for purposes of the definition of “continuing directors” as set forth under “Description of the Notes—Repurchase of Notes at Your Option upon a Fundamental Change.” In the event of any such transaction, holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

Our asset-backed revolving credit facility limits our ability to pay any cash amount upon the conversion or repurchase of the notes.

Our existing asset-backed revolving credit facility prohibits us from making any cash payments on the conversion or repurchase of the notes if an event of default exists under that facility or if, after giving effect to such conversion or repurchase (and any additional indebtedness incurred in connection with such conversion or a repurchase), we would not be in pro forma compliance with our financial covenants under that facility. A fundamental change is an event of default under our existing asset-backed revolving credit facility. See “Description of Other Indebtedness—Asset Backed Revolving Credit Facility.” Any new credit facility that we may enter into may have similar restrictions. Our failure to make cash payments upon the conversion or repurchase of the notes as required under the terms of the notes would permit holders of the notes to accelerate our obligations under the notes.

The conditional conversion features of the notes, if triggered, may adversely affect our financial condition and operating results.

In the event any of the conditional conversion features of the notes are triggered, holders of notes will be entitled to convert their notes at any time during specified periods at their option. See “Description of the Notes—Conversion of Notes.” If one or more holders elect to convert their notes, unless we elect physical settlement (or are deemed to have elected) to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of any fractional share), we would be required to settle all or a portion of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, is the subject of recent changes that could have a material effect on our reported financial results.

Under ASC 470-20, an entity must separately account for the liability and equity components of convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470-20 on the accounting for the notes is that the equity component will be required to be included in the additional paid-in capital section of stockholders’ equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income in our financial results because ASC 470-20 will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

In the future, we may sell additional shares of our common stock to raise capital. In addition, approximately 5.4 million shares of our common stock are reserved for stock options and restricted stock units and 7.1 million shares of our common stock are reserved for issuance upon conversion of our existing convertible notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

The notes may not have an active market and the price may be volatile, so you may be unable to sell your notes at the price you desire or at all.

The notes are a new issue of securities for which there is currently no active trading market. We cannot assure you that a liquid market will develop for the notes, that you will be able to sell any of the notes at a particular time (if at all) or that the prices you receive if or when you sell the notes will be above their initial offering price. In addition, we do not intend to apply to list the notes on any securities exchange or for inclusion of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion and without notice. Future trading prices of the notes on any market that may develop will depend on many factors, including our operating performance and financial condition, prevailing interest rates, the market for similar securities and general economic conditions.

Moreover, even if you are able to sell your notes, you may not receive a favorable price for your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions that may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

Any adverse rating of the notes may cause the value of the notes and shares of our common stock to fall.

We do not intend to seek a rating on the notes by Standard & Poor’s Credit Market Services, Moody’s Investors Service, Inc. or any other rating agency. If a rating agency rates the notes in the future, such rating agency may subsequently lower its ratings on the notes. If a rating agency reduces its ratings on the notes in the future or indicates that it has its ratings on the notes under surveillance or review with possible negative implications, the market price or liquidity of the notes and shares of our common stock could be harmed. In addition, a ratings downgrade could adversely affect our ability to access capital. Ratings on the notes are not a recommendation to buy the notes and such ratings may be withdrawn or changed at any time.

The base conversion rate and the incremental share factor of the notes may not be adjusted for all dilutive events.

The base conversion rate and the incremental share factor of the notes are subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance to holders of our common stock of certain rights or warrants, subdivisions or combinations of our common stock, distributions to holders of our common stock of capital stock, indebtedness or assets, cash dividends on our common stock and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion of Notes—Base Conversion Rate Adjustments.” The base conversion rate and the incremental share factor will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the base conversion rate and the incremental share factor.

The notes are not protected by restrictive covenants.

The indenture governing the notes will not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture will not contain covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change except as described under “Description of the Notes—Repurchase of Notes at Your Option upon a Fundamental Change” and “—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event.” We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and shares of our common stock but may not constitute a fundamental change that permits holders to require us to repurchase their notes or a make-whole adjustment event that would require an increase in the daily conversion rate fraction for each trading day in the relevant conversion period for notes converted during a specified period following such event. For these reasons, you should not consider the covenants in the indenture or the repurchase and make whole adjustment features of the notes as significant factors in evaluating whether to invest in the notes.

To the extent we issue shares of our common stock to satisfy all or a portion of our conversion obligation, conversions of the notes will dilute the ownership interest of our existing stockholders, including holders who had previously converted their notes.

To the extent we issue shares of our common stock to satisfy all or a portion of our conversion obligation, the conversion of some or all of the notes will dilute the ownership interests of our existing stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

To the extent we issue shares of our common stock to satisfy all or a portion of our conversion obligation, holders who convert their notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) until the last trading day of the relevant conversion period, but holders of notes will be subject to all changes affecting our common stock. For example, if an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the close of business on the last trading day of the conversion period related to a holder’s conversion of its notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

You may have to wait a substantial period of time before receiving amounts due upon conversion of the notes.

Under the notes, a converting holder will be exposed to fluctuations in the price of our common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation.

Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. The amount of consideration that you will receive upon conversion of your notes will be determined by reference to the volume-weighted average prices of our common stock for each trading day in a 20 trading day conversion period. As described under “Description of the Notes—Conversion of Notes—Settlement upon Conversion,” this conversion period would be (i) if the relevant conversion date occurs prior to the maturity conversion period, subject to clause (ii), the 20 consecutive trading day period beginning on, and including, the third trading day after the related conversion date; (ii) if the relevant conversion date occurs after the date of our issuance of a notice of redemption with respect to the notes as described under “Description of the Notes—Conversion of Notes—Optional Redemption” and prior to the relevant redemption date, subject to clause (iii), the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding such redemption date; and (iii) if the relevant conversion date occurs during the period beginning on, and including, the 25th scheduled trading day immediately preceding October 15, 2032 to, and including, the business day immediately preceding October 15, 2032 (the “maturity conversion period”), the 20 consecutive trading days beginning on, and including, the 22nd scheduled trading day immediately preceding October 15, 2032. Accordingly, if the price of our common stock decreases during this period, the amount and/or value of consideration you receive will be adversely affected. In addition, if the market price of our common stock at the end of such period is below the average of the volume-weighted average price of our common stock during such period, the value of any shares of our common stock that you will receive in satisfaction of our conversion obligation may be less than the value used to determine the number of shares that you will receive.

The conditional conversion features of the notes could result in your receiving less than the value of our common stock into which the notes would otherwise be convertible.

Except during the periods described under “Description of the Notes—Conversion of Notes—Conversion During Specified Periods,” you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash, common stock or a combination of cash and common stock, as applicable, into which the notes would otherwise be convertible.

The fundamental change repurchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the notes require us to offer to repurchase the notes for cash in the event of a fundamental change. A non-stock takeover of our company may trigger the requirement that we repurchase the notes. This feature may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Non-U.S. Holders may be subject to United States federal income tax.

Because we have significant United States real estate holdings, we believe that we may currently be or become a “United States real property holding corporation” for United States federal income tax purposes. As a result, Non-U.S. Holders of the notes or our common stock that meet certain ownership thresholds may be subject to United States federal income tax in respect of payments in connection with a sale, exchange, redemption, repurchase or other disposition of notes or common stock. In particular, so long as our common stock continues to be regularly traded on an established securities market, these rules will apply to a Non-U.S. Holder who actually or constructively owns within specified time periods (i) more than 5% of the notes if the notes are regularly traded on an established securities market (as defined in applicable Treasury regulations), (ii) notes with a value greater than 5% of our common stock if the notes are not regularly traded on an established securities market, or (iii) more than 5% of our common stock. In addition, a Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds of the sale or other disposition. Non-U.S. Holders are urged to consult their tax advisors with respect to the United States federal income tax consequences of acquiring, owning and disposing of the notes or common stock. See the discussion under the heading “Certain United States Federal Income Tax Considerations—Non-U.S. Holders.”

You may be subject to tax if we make or fail to make certain adjustments to the base conversion rate, incremental share factor or daily conversion rate fraction of the notes even though you do not receive a corresponding cash distribution.

The base conversion rate, daily conversion rate fraction and the incremental share factor of the notes are subject to adjustment in certain circumstances, including the payment of cash dividends. If the base conversion rate and the incremental share factor are adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to United States federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the base conversion rate and the incremental share factor after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole adjustment event occurs, we will under some circumstances increase the daily conversion rate fraction for each trading day in the relevant conversion period for notes converted during any make-whole adjustment event period. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain United States Federal Income Tax Considerations.” If you are a Non-U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”), any deemed dividend would be subject to United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be withheld from subsequent payments on the notes. See “Certain United States Federal Income Tax Considerations.”

The price of our common stock historically has been volatile. This volatility may affect the price at which you could sell the common stock you receive upon conversion of your notes, if any, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

The market price for our common stock on the New York Stock Exchange varied between a high of $25.52 on March 3, 2011 and a low of $8.02 on October 4, 2011 in the twelve-month period ending on December 31, 2011, and a high of $15.15 on February 28, 2012 and a low of $7.47 on July 24, 2012 for the nine-month period ending September 30, 2012. This volatility may affect the price at which you could sell the common stock, if any, you receive upon conversion of your notes, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “—Risks Related to the Business”; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the estimated discounts and commissions of the underwriters and other offering expenses, will be approximately $291.0 million ($334.7 million if the underwriters exercise the over-allotment option in full). We intend to use a portion of the net proceeds from this offering to repay amounts that may come due under our outstanding 1.875% convertible debentures in March 2013, and any additional proceeds may be used for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. This ratio below shows the extent to which our business generates enough earnings after the payment of all expenses after interest to make required interest payments on our debt.

	Pro forma Six Months Ended June 30, 2012(4)	Pro forma Year Ended December 31, 2011(4)	Six Months Ended June 30, 2012(1)	Year Ended December 31,
				2011	2010	2009(3)	2008(3)	2007(3)
Ratio of Earning to Fixed Charges(2)			5.2	8.4	7.4	—	—	—

(1)	Does not reflect our sale of 25% of the Marathon project to Mitsubishi on April 10, 2012 for $81.25 million.
(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and discount or premium relating to any indebtedness and an estimate of interest within rental expenses.
(3)	For this period, earnings were inadequate to cover fixed charges. The amount of the coverage deficiency was $0.4 million, $104.3 million and $3.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.
(4)	Pro forma ratios reflect the issuance of $300.0 million aggregate principal amount of Convertible Senior Notes due 2032 in this offering. Pro forma ratios do not reflect the use of the proceeds of this offering.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization (including current maturities) as of June 30, 2012 and as adjusted to give effect to the issuance of the notes being offered hereby and the receipt by us of the net proceeds of approximately $291.0 million. The table assumes that the underwriters’ over-allotment option is not exercised.

You should read this table together with our financial statements and notes thereto and other financial and operating data included or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus.

	As of June 30, 2012(1)
	Actual	As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$197,157	$488,157

Convertible debentures due 2028	$166,500	$166,500
Exempt facility revenue bonds due 2020	29,564	29,564
Notes offered hereby(3)	—	300,000
Land purchase	332	332
Capital lease	6,681	6,681

Total debt	203,077	503,077

Stockholders’ equity:
Common stock, $0.01 par value; 200,000,000 shares authorized; 115,907,989 shares outstanding	1,159	1,159
Additional paid-in capital	927,356	927,356
Accumulated deficit	(13,636)	(13,636)
Accumulated other comprehensive loss	(762)	(762)

Total stockholders’ equity	914,117	914,117

Total capitalization	$1,117,194	$1,417,194

(1)	Amounts do not reflect our sale of 25% of the Marathon project to Mitsubishi on April 10, 2012 for $81.25 million.
(2)

Amounts do not reflect the use of the proceeds of this offering. Our existing convertible debentures due 2028 contain a put/call feature which we expect will require us to repurchase them in March 2013. We intend to use a portion of the proceeds from this offering to satisfy this repurchase obligation. Assuming that we were to use $166.5 million of the net proceeds of this offering to repurchase all our outstanding convertible debentures, our pro forma as adjusted cash and cash equivalents, total debt and stockholders’ equity as of June 30, 2012, after giving effect to such repurchase, would be $321.7 million, $336.6 million and $914.1 million, respectively.

(3)	Reflects the issuance of $300.0 million aggregate principal amount of % Convertible Senior Notes due 2032 in this offering. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in paid in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect the debt discount that we will be required to recognize or the increase in paid in capital.

INDUSTRY OVERVIEW

Global Demand

PGMs have several unique physical qualities, including: (1) a high melting point; (2) excellent conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) strong catalytic properties. These unique physical qualities have resulted in robust demand for PGMs in recent years across a number of industrial applications.

Charts reproduced from the Johnson Matthey Platinum 2012.

Palladium

Johnson Matthey reported that gross demand for palladium likely decreased by approximately 13% to 8.45 million ounces during 2011. Their Platinum 2012 Report published in May 2012 (“Johnson Matthey” or the “Johnson Matthey report”), reported that 2011 palladium demand decreased primarily as a result of negative net investment demand. In the palladium discussion below, percentages of demand are expressed net of investment demand.

The most significant industrial application for palladium is in automotive catalytic converters. In 2011, this industry consumed approximately 6.03 million ounces, or about 67% of worldwide palladium demand. Overall, consumption of palladium in catalytic converters increased by about 8.1% from 2010.

Industrial demand for palladium also includes applications in electronics and the chemical industry. Johnson Matthey reported that approximately 1.38 million ounces, or about 15.3% of total 2011 palladium demand, was consumed in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices. Johnson Matthey reported that approximately 445,000 ounces, or about 4.9% of total 2011 palladium demand, was consumed by the chemical industry.

Gross palladium jewelry demand worldwide for 2011 is reported by Johnson Matthey to have decreased by about 15% from the previous year to about 505,000 ounces, mostly in response to sharply rising palladium prices. Johnson Matthey also reported that dentistry continues to be a major user of palladium for dental alloys, and that dental demand fell by about 8% to 550,000 ounces, or about 6.1% of total 2011 palladium demand, as a result of long-term dental health trends.

According to Johnson Matthey, the outlook for palladium for 2012 is largely positive, driven primarily by lower shipments from Russian state stocks, continued recovery in the automotive sector, strong industrial demand for the metal and increasing use of palladium in the after-treatment systems of diesel catalytic converters. Over the past several years, the pricing disparity between platinum and palladium has driven research into substituting palladium for platinum in diesel catalytic converters, whereby the technical limit on palladium content reportedly has now risen to as much as 50% of the total PGMs in diesel catalytic converters.

Platinum

Johnson Matthey reported that 2011 gross demand for platinum increased by 2.4% to 8.1 million ounces in 2011. Platinum demand by the auto catalyst sector increased during 2011 by 1.0% to 3.11 million ounces, driven principally by pent-up demand for large trucks, which stimulated an increase in purchases of platinum for heavy duty diesel emissions control. This increase in demand was partially offset by a greater substitution of platinum with palladium in light duty autocatalysts and lower output by Japanese manufacturers.

Other industrial uses of platinum include the production of data storage disks, fiberglass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasoline and fuel cells. Johnson Matthey reported that gross industrial consumption of platinum increased by 16.8% to a record 2.05 million ounces in 2011, reflecting the impact of the economic recovery on industrial activity in 2011.

Jewelry demand for platinum increased in 2011 by 2.5% to about 2.48 million ounces. This increase is primarily a result of growth in China and India in 2011.

In Johnson Matthey’s view, the outlook for platinum demand for the next year or so is dependent on the strength of consumer confidence amid the current global economic uncertainty.

Global Supply

The leading global sources of palladium and platinum production are mines located in the Republic of South Africa and the Russian Federation. Johnson Matthey reported that South Africa provided approximately 38.9% of the palladium (excluding Russian stock sales) and 74.9% of the platinum supply worldwide during 2011. They also reported that the Russian Federation, both as a by-product of nickel production from Norilsk Nickel and from transfers out of government inventories, provided approximately 47.3% of the palladium and approximately 12.9% of the platinum supply worldwide in 2011 (see charts below). (In preparing these estimates, Johnson Matthey treats PGM recycling volumes as a net offset against demand, rather than as new supply.)

Charts reproduced from the Johnson Matthey Platinum 2012.

Supply numbers provided by Johnson Matthey are for metals entering the market and do not necessarily represent metals produced during the years shown. For palladium, this may constitute a significant year-to-year difference because of unpredictable releases out of the strategic inventories held by the Russian Federation, as well as those held by the auto companies and investors. For platinum, this inventory effect is less significant, as inventories held by governments or private institutions have not been as material recently. According to Johnson Matthey, annual worldwide mine production of palladium for 2011 was 6.59 million ounces, compared with the 6.36 million ounces produced in 2010. This compares to worldwide palladium supplied to the market of 7.36 million ounces in both 2011 and 2010. The difference reflects Johnson Matthey’s estimate of palladium transferred out of Russian state inventories each year. Annual worldwide production of platinum for 2011 was 6.48 million ounces, up from 6.05 million ounces in 2010.

In addition to mine sources, PGMs are recovered from automotive catalytic converters acquired from scrap dealers. A growing industry has developed in the collection and recovery of PGMs from scrap sources, including automotive catalytic converters, electronic and communications equipment and petroleum catalysts. Volumes were affected by the lower PGM prices during the first half of 2011 but strengthened fairly steadily throughout the year as prices improved. Johnson Matthey reported 2011 worldwide recoveries from recycling provided 2.35 million ounces of palladium and 2.05 million ounces of platinum, up from 1.85 million ounces of palladium and 1.83 million ounces of platinum in 2010, driven in 2011 by the economic incentive to recycle when metal prices were high.

Industry Fundamentals

Projected PGM market imbalance

We believe that the effects of the earthquake and tsunami damage to the Japanese infrastructure in March 2011, as well massive flooding in Thailand that began in July 2011, constrained worldwide auto production for portions of 2011. These natural events, together with an uncertain global economic environment the last four months of 2011, created volatility and, at times softness, in the short-term PGM demand environment. This volatility may persist and demand projections for the near- and intermediate-term remain subject to significant uncertainty, as world economies, particularly European economies, struggle with diminished growth prospects, high debt levels and weak global industrial demand. Supply side dynamics are also difficult to predict over the near term and may be heavily influenced by volatility in currency exchange rates and the availability of stockpiled assets. In addition, recent labor unrest and resulting shut-downs at several platinum mines in South Africa have caused some fears about the supply of PGMs and the overall stability of the PGM market. The forward looking information presented below and throughout this prospectus was prepared based on certain key assumptions regarding several dynamic variables. Unforeseen events or macro economic trends that differ from the assumptions used to project future PGM supply and demand levels could result in material differences between actual experience and the forward-looking information set forth below. For more information, see “Risk Factors—Risks Related to the Business” and “Special Note Regarding Forward Looking Statements.”

Rising PGM demand driven by robust end markets, most notably auto

Market demand dynamics in both palladium and platinum are driven in large part by automotive demand and environmental regulations globally. According to Johnson Matthey, automotive demand accounted for 67% of total palladium use consumed (net of investment) and 41% of total platinum consumed (net of investment) in 2011.

PGM mine supply constraints

There are only a few known economically viable PGM ore bodies existing, all located in South Africa, Russia, the United States, Zimbabwe and Canada. According to Johnson Matthey, South Africa and Russia accounted for 58.3% and 26.1% of total global PGM production, respectively, in 2011. However, production in both countries faces challenges. South African production has been impacted by a number of issues, including ever-deepening mines, labor interruptions, electricity and water supply shortages, skill shortages and a strengthening currency. Russian PGM production is primarily generated as a by-product of nickel where production is more dependent on nickel prices and outlook than on PGM market dynamics.

Palladium benefits from unique drivers

Within the broader PGM industry, we believe that there are several palladium-specific supply and demand factors that increase the attractiveness of palladium. On the supply side, Russian state inventories have represented a meaningful source of palladium to the market historically; however, according to Johnson Matthey, Russian state inventory contributions are estimated to have declined from approximately 1.5 million ounces of palladium in 2007 to 775,000 ounces in 2011 with further declines expected in 2012. On a year over year basis, the 775,000 ounces transferred and sold out of Russian state inventories in 2011 compares to an estimated 1.0 million ounces of palladium transferred in 2010. On the demand side, there is no known effective substitute for PGMs in converting or reducing gasoline and diesel emissions in catalytic converters. However, palladium enjoys the predominant share of the PGM mix in gasoline catalytic converters as a result of its comparable performance capabilities to platinum and rhodium at a meaningfully lower price point. Further, by 2011 the penetration rate of palladium into diesel catalytic converter applications reportedly had reached 30% of the total PGM content, and according to producers of catalytic converters, recent technical changes are now allowing palladium to displace up to 50% of the platinum loading in diesel catalytic converters.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on The New York Stock Exchange in 1997 under the symbol “SWC.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock. On October 10, 2012, the closing sale price for our common stock on the New York Stock Exchange was $12.12 per share. We have never declared or paid a cash dividend on our common stock and have no current intention to do so in the foreseeable future.

	Sales Price per Share
	High	Low
2010
First Quarter	$14.52	$9.39
Second Quarter	18.48	10.70
Third Quarter	17.42	10.52
Fourth Quarter	22.86	15.37
2011
First Quarter	$25.90	$19.40
Second Quarter	24.34	17.16
Third Quarter	24.04	8.26
Fourth Quarter	12.88	7.31
2012
First Quarter	$15.24	$10.72
Second Quarter	13.23	7.77
Third Quarter	14.07	7.47
Fourth Quarter (as of October 10, 2012)	12.33	11.72

Our common stock began trading on the Toronto Stock Exchange in 2011 under the symbol “SWC.U.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock on the TSX. On October 10, 2012 the closing sale price for our common stock on the Toronto Stock Exchange was $12.02 per share.

	Sales Price per Share
	High	Low
2011
Third Quarter	$15.56	$8.53
Fourth Quarter	12.49	8.07
2012
First Quarter	$15.21	$12.08
Second Quarter	13.15	7.77
Third Quarter	13.85	7.53
Fourth Quarter (as of October 10, 2012)	12.74	11.78

DESCRIPTION OF THE NOTES

We will issue the notes under a base indenture (the “base indenture”), dated as of November 29, 2010, between us and Law Debenture Trust Company of New York, as trustee, as supplemented by a supplemental indenture with respect to the notes to be dated as of the date of initial issuance of the notes, between us and the trustee (the base indenture as so supplemented, the “indenture”). The following summarizes some, but not all, of the provisions of the notes and the indenture, but does not purport to be complete and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in those documents. This description of the notes supplements and, to the extent it is inconsistent, replaces the description of the general provisions of the notes and the base indenture in the accompanying prospectus. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). We urge you to read the indenture and the form of certificate evidencing the notes in their entirety, because they, and not this description, define your rights as a holder of the notes. You may request a copy of these documents at our address shown under “Where You Can Find More Information.”

In this “Description of the Notes” section, when we refer to “Stillwater,” “we,” “our” or “us,” we are referring to Stillwater Mining Company and not to any of its subsidiaries.

General

We are offering $300,000,000 (or $345,000,000 if the underwriters exercise their over-allotment option in full) aggregate principal amount of the notes. We will settle conversions of notes by paying or delivering, as the case may be, cash, shares of our common stock or a combination thereof at our election as described below under “—Conversion of Notes—Settlement upon Conversion.” The notes will be issued only in denominations of $1,000 and in integral multiples of $1,000. The notes will mature on October 15, 2032, unless earlier converted by you, redeemed by us or repurchased by us at your option upon the occurrence of a fundamental change or on certain specified dates, as described below.

The notes will be our general senior unsecured obligations that rank senior in right of payment to our indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all of our existing and future unsecured indebtedness that is not so subordinated. The notes will effectively rank junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will rank structurally junior to all existing and future indebtedness (including trade payables) of our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure other debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full.

Neither we nor our subsidiaries are restricted from paying dividends, incurring debt or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, a change in control of Stillwater or a termination in the trading of our common stock, except to the extent described under “—Repurchase of Notes at Your Option upon a Fundamental Change,” “—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event” and “—Consolidation, Merger and Sale of Assets.”

We may, without the consent of the holders, reopen the indenture for the notes and issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes initially offered hereby in an unlimited aggregate principal amount; provided that if the additional notes are not fungible with the notes initially offered hereby for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number. The notes initially offered hereby and any such additional notes would be treated as a single class for all purposes under the indenture and would vote together as one class on all matters with respect to the notes. We may also from time to time purchase the notes in open-market purchases or negotiated transactions or under the other circumstances described under “—Repurchase and Cancellation,” in each case, without prior notice to or the consent of holders.

We will maintain an office in New York City where the notes may be presented for registration of transfer, exchange, redemption, required repurchase or conversion. This office will initially be an office or agency of the trustee. Except under the limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without interest coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange in which the tax is due because the holder requests that the notes to be issued in such transfer or exchange be registered in a name other than the holder’s name.

Interest

We will pay interest on the notes at a rate of     % per annum, payable semi-annually in arrears on April 15 and October 15 of each year (each, an “interest payment date”), commencing on April 15, 2013, to holders of record as of the close of business on the preceding April 1 and October 1 (each, a “regular record date”), respectively. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. In the event of any notes’ maturity, conversion, redemption or required repurchase by us at the option of the holder thereof, interest will cease to accrue on the notes under the terms of, and subject to the conditions of, the indenture. We will, however, pay interest on the maturity date to holders of record of the notes on the regular record date immediately preceding the maturity date regardless of whether such notes are converted after such regular record date and prior to the maturity date.

If any interest payment date, the maturity date or any earlier required repurchase date of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. A “business day” is any day other than a Saturday, a Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

Unless the context otherwise requires, all references to interest in this prospectus supplement include additional interest, if any, payable at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “—Events of Default.”

Optional Redemption

No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically. Prior to October 20, 2019, the notes will not be redeemable. We may specify a redemption date that is on or after October 20, 2019 and prior to the maturity date on which we will redeem the notes, in whole or in part, for cash upon not less than 30 nor more than 60 business days’ notice before the redemption date to the trustee, the paying agent and each holder of notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case we will pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed). The redemption date must be a business day.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by us in the payment of the redemption price with respect to such notes).

Conversion of Notes

General

Subject to the conditions described below, you may convert your notes at the applicable conversion rate. The “applicable conversion rate” for any note to be converted will equal the sum of the daily conversion rate fractions for each trading day (as defined below) in the applicable conversion period (as described herein). The “daily conversion rate fraction” for any trading day will equal:

•	if the daily VWAP (as defined below) of our common stock for such trading day is less than or equal to the base conversion price, the base conversion rate, divided by 20; and

•	if the daily VWAP of our common stock for such trading day is greater than the base conversion price, 1/20th of the following:

base conversion rate	+	(daily VWAP of our common stock for such trading day – base conversion price)	×	incremental share factor
daily VWAP of our common stock for such trading day

In no event, however, will the daily conversion rate fraction for any trading day during the conversion period exceed 1/20th of              shares of our common stock (the “daily conversion rate cap”).

The “base conversion rate” for the notes will be initially              shares of our common stock for each $1,000 principal amount of notes.

The “base conversion price” for the notes will equal $1,000, divided by the base conversion rate (rounded to the nearest 1/100th of a cent) and will be initially $             per share of our common stock.

The “incremental share factor” will be initially             .

The daily conversion rate fraction is subject to adjustment as described below under “—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event.” The base conversion rate for the notes is subject to adjustment as described below under “—Base Conversion Rate Adjustments.” Concurrently with any adjustment to the base conversion rate pursuant to clause (1), (2), (3), (4) or (5) under “—Base Conversion Rate Adjustments” below, the daily conversion rate cap and the incremental share factor are subject to the same proportional adjustment as the base conversion rate. An adjustment to the base conversion rate will result in a corresponding (but inverse) adjustment to the base conversion price. A holder may convert fewer than all of such holder’s notes so long as the notes being converted are an integral multiple of $1,000 principal amount.

Holders may surrender notes for conversion at any time prior to the close of business on the business day immediately preceding the maturity date, and receive the consideration described below under “—Settlement upon Conversion,” only if one or more of the following conditions is satisfied:

•

during any calendar quarter commencing after the calendar quarter ending on December 31, 2012 (and only during such calendar quarter), if the closing sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 135% of the base conversion price of the notes on each such trading day;

•

during the five consecutive business day period following any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes for each such trading day was less than 97% of the product of the closing sale price of our common stock on each such trading day, and the applicable conversion rate (calculated as if the daily VWAP of our common stock for such trading day were the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate) on each such trading day;

•	if we call any or all of the notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date;

•	upon the occurrence of specified corporate events; or

•

during either the period beginning on, and including, July 15, 2019 and ending on, but excluding, October 15, 2019 or the period beginning on, and including, July 15, 2032 and ending on, but excluding, the maturity date.

We describe each of these conditions in greater detail below.

Upon conversion of a note, the converting holder will not receive any additional cash payment for accrued and unpaid interest, if any, except as set forth in the following paragraph. We will not adjust the base conversion rate to account for accrued and unpaid interest, except that we will pay on the maturity date accrued and unpaid interest to holders of record at the close of business on the regular record date immediately preceding the maturity date regardless of whether such holders convert their notes. Our settlement of conversions as described below under “—Settlement upon Conversion” will be deemed to satisfy our obligation to pay the principal amount of the note and accrued and unpaid interest, if any, to, but not including, the conversion date. Accordingly, accrued and unpaid interest, if any, to, but not including, the conversion date will be deemed to be paid in full upon conversion, rather than cancelled, extinguished or forfeited. Upon a conversion of notes into a combination of cash and shares of our common stock, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

Holders of notes at the close of business on any regular record date will receive the interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the open of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that will be payable on the notes; provided, however, that no such payment need be made:

•	if we have specified a repurchase date following a fundamental change that is after a regular record date and on or prior to the corresponding interest payment date;

•	if we have specified a redemption date that is after a regular record date and on or prior to the corresponding interest payment date;

•	with respect to any notes surrendered for conversion following the regular record date immediately preceding October 15, 2019;

•	with respect to any notes surrendered for conversion following the regular record date immediately preceding the maturity date; or

•	to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

The transfer agent and registrar for our common stock is Computershare Investor Services.

Conversion Procedures

Holders may convert their notes only in denominations of $1,000 principal amount and integral multiples thereof.

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent through the facilities of DTC and compliance with DTC’s then applicable conversion procedures or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied by a duly signed and completed irrevocable notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of any shares of our common stock upon the conversion of the notes, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.

If you have submitted your notes for repurchase upon a fundamental change or on a repurchase date, you may only convert your notes if you withdraw your repurchase notice prior to the fundamental change repurchase date, as described below under “—Repurchase of Notes at Your Option upon a Fundamental Change,” or repurchase date, as described under “—Repurchase of Notes at Your Option on Certain Dates.” If your notes are submitted for repurchase, your right to withdraw your repurchase notice (if applicable) and convert the notes that are subject to repurchase will terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the relevant fundamental change repurchase date or repurchase date, as the case may be.

Conversion upon Satisfaction of Market Price Condition

Holders may surrender notes for conversion during any calendar quarter commencing after the calendar quarter ending on December 31, 2012 (and only during such calendar quarter), if the closing sale price (as defined below) of our common stock, for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, is greater than 135% of the base conversion price of the notes on each such trading day.

The “closing sale price” of our common stock on any date means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) at 4:00 p.m. (New York City time) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by OTC Markets Group, Inc. or a similar organization. If our common stock is not so quoted, the “closing sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

A “trading day” means a day on which (i) trading in our common stock generally occurs on The New York Stock Exchange or, if our common stock is not listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange or trading system on which our common stock is then listed or quoted, and (ii) a closing sale price for our common stock is available on such securities exchange or trading system. If our common stock is not so listed or quoted, “trading day” means a “business day.”

A “scheduled trading day” means any day that is scheduled to be a trading day on The New York Stock Exchange, or if our common stock is not listed on The New York Stock Exchange, the principal other U.S. national or regional securities exchange or trading system on which our common stock is then listed or quoted. If our common stock is not so listed or quoted, “scheduled trading day” means a “business day.”

Conversion upon Satisfaction of Trading Price Condition

If the trading price (as defined below) for $1,000 principal amount of the notes on each trading day during any ten consecutive trading day period was less than 97% of the product of the closing sale price of our common stock on each such trading day, and the applicable conversion rate (calculated, for purposes of this “—Conversion upon Satisfaction of Trading Price Condition” section, as if the daily VWAP of our common stock for such trading day were the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate) on each such trading day (the “trading price condition”), a holder may surrender notes for conversion at any time during the following five business days.

Upon request, the bid solicitation agent shall, on our behalf, determine if the notes are convertible and shall notify us, the trustee and the conversion agent (if other than the trustee) accordingly. The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested such determination in writing, and we will have no obligation to make such request unless a holder provides us and the bid solicitation agent with reasonable evidence that the trading price per $1,000 principal amount of the notes on any trading day would be less than 97% of the product of the closing sale price of our common stock on that date, and the applicable conversion rate (calculated as described above). At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on such trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 97% of the product of the closing sale price of our common stock, and the applicable conversion rate (calculated as described above). Once the trading price condition has been met, we will so notify the holders, the trustee and the conversion agent (if other than the trustee). If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than or equal to 97% of the product of the closing sale price of our common stock, and the applicable conversion rate (calculated as described above), we will so notify the holders, the trustee and the conversion agent (if other than the trustee).

“Trading price” means, on any date of determination, the average of the secondary bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $2,000,000 aggregate principal amount of the notes at approximately 3:30 p.m. (New York City time), on such determination date from three independent nationally recognized securities dealers we select; provided that, if at least three such bids cannot reasonably be obtained, but two such bids can reasonably be obtained, then the average of these two bids will be used; provided further that if at least two such bids cannot reasonably be obtained, but one such bid can reasonably be obtained, this one bid will be used. If on any date of determination the bid solicitation agent cannot reasonably obtain at least one bid for $2,000,000 aggregate principal amount of the notes from an independent nationally recognized securities dealer, then the trading price per $1,000 principal amount of the notes on such date of determination will be deemed to be less than 97% of the product of the closing sale price of our common stock on such date, and the applicable conversion rate. If we do not so instruct the bid solicitation agent to obtain bids when required, or if we instruct the bid solicitation agent to obtain bids and the bid solicitation agent fails to obtain such bids when required, then, in either case, the trading price per $1,000 principal amount of the notes will be deemed to be less than 97% of the product of the closing sale price of our common stock, and the applicable conversion rate on each trading day of such failure.

The trustee will initially act as the bid solicitation agent.

Conversion upon Notice of Redemption

If we call any or all of the notes for redemption, holders may convert their notes at any time prior to the close of business on the business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time. After that time, the right to convert will expire, unless we default in the payment of the redemption price, in which case a holder of notes may convert its notes until the redemption price has been paid or duly provided for.

Conversion upon Specified Corporate Events

If we elect to:

•

issue to all or substantially all holders of our common stock rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of our common stock at a price per share that is less than the closing sale price of our common stock on the trading day immediately preceding the announcement date of such issuance; or

•

distribute to all or substantially all holders of our common stock our property, assets, securities or rights, options or warrants to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors or a committee thereof, exceeding 10% of the closing sale price of our common stock as of the trading day immediately preceding the announcement date of such distribution, then, in either case, we must notify the holders of the notes, the trustee and the conversion agent (if other than the trustee) at least 30 scheduled trading days prior to the ex-dividend date for such issuance or distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date for such issuance or distribution and our announcement that such issuance or distribution will not take place, in each case, even if the notes are not otherwise convertible at such time. Holders of the notes may not exercise this right (and need not be given advance notice of the issuance or distribution) if they will participate, at the same time and upon the same terms as holders of our common stock and solely as a result of holding the notes, in the issuance or distribution described above without having to convert their notes as if they held a number of shares of common stock, for each $1,000 principal amount of their notes, equal to the applicable conversion rate (calculated as if the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate were the daily VWAP of our common stock for the trading day immediately preceding the ex-dividend date of such issuance or distribution).

In addition, if a transaction or event that constitutes a “fundamental change” (as defined under “—Repurchase of Notes at Your Option upon a Fundamental Change”) or a “make-whole adjustment event” (as defined under “—Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event”) occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under “—Repurchase of Notes at Your Option upon a Fundamental Change,” or if we are a party to a consolidation, merger, binding share exchange, or a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our assets, in each case, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time on or after the date that is 30 scheduled trading days prior to the anticipated effective date of such transaction (or, if later, the business day after we give notice of such transaction) until 40 trading days after the actual effective date of such transaction or, if such transaction also constitutes a fundamental change, until the related fundamental change repurchase date. We will notify holders, the trustee and the conversion agent (if other than the trustee) (i) as promptly as practicable following the date we publicly announce such transaction but in no event less than 30 scheduled trading days prior to the anticipated effective date of such transaction; or (ii) if we do not have knowledge of such transaction at least 30 scheduled trading days prior to the anticipated effective date of such transaction, within one business day of the date upon which we receive notice, or otherwise become aware, of such transaction, but in no event later than the actual effective date of such transaction; provided that in no event will we be required to provide such notice to the holders, the trustee and the conversion agent (if other than the trustee) before the earlier of such time as we or our affiliates (a) have publicly disclosed or acknowledged the circumstances giving rise to such transaction or (b) are required to publicly disclose under applicable law or the rules of any stock exchange on which our common stock is then listed the circumstances giving rise to such transaction. We will use our commercially reasonable efforts to make such determination in time to deliver such notice no later than 30 scheduled trading days prior to the anticipated effective date of such transaction.

Conversion During Specified Periods

Holders may surrender their notes for conversion (i) during the period beginning on, and including, July 15, 2019 and ending on, but excluding, October 15, 2019 and (ii) during the period beginning on, and including,

July 15, 2032 and ending on, but excluding, the maturity date, in each case, regardless of whether one or more of the conditions described above under “—Conversion upon Satisfaction of Market Price Condition,” “—Conversion upon Satisfaction of Trading Price Condition,” “—Conversion upon Notice of Redemption” or “—Conversion upon Specified Corporate Events” has been satisfied.

Settlement upon Conversion

Upon conversion of notes, we will pay or deliver, as the case may be, to holders, at our election and in full satisfaction of our conversion obligation:

•	shares of our common stock, plus cash in lieu of any fractional share as described below, which we refer to as a “physical settlement;”

•	a cash payment without any delivery of shares of our common stock, which we refer to as a “cash settlement;” or

•	a combination of cash and shares of our common stock, plus cash in lieu of any fractional share as described below, which we refer to as “combination settlement.”

We refer to each of a physical settlement, cash settlement or combination settlement as a “settlement method” and the amounts so payable or deliverable upon conversion of the notes as the “conversion obligation.”

All conversions for which the relevant conversion date occurs during the maturity conversion period (as defined below) or occurs after our issuance of a notice of redemption with respect to the notes and prior to the related redemption date (the “redemption period”) will be settled using the same settlement method. Prior to the maturity conversion period, except for any conversions for which the relevant conversion date occurs during the redemption period, we will use the same settlement method for all conversions occurring on a given conversion date, but we will not have any obligation to use the same settlement method with respect to conversions that occur on different conversion dates. As such, we may choose in respect of conversions occurring on one conversion date to settle such conversions using physical settlement, and choose in respect of conversions occurring on another conversion date to settle such conversions using combination settlement. If we elect a settlement method, we will inform holders so converting through the trustee and the conversion agent (if other than the trustee) of the settlement method we have selected (including the specified dollar amount (as defined below) per $1,000 principal amount of notes, if applicable):

•	in the case of the maturity conversion period, no later than the close of business on the 25th scheduled trading day immediately preceding October 15, 2032;

•	in the case of any redemption period, in the relevant notice of redemption as described under “—Optional Redemption;” and

•	in all other cases, no later than the close of business on the second business day immediately following the related conversion date.

If we do not timely elect a settlement method, we will be deemed to have elected physical settlement in respect of our conversion obligation. If we elect combination settlement, but we do not timely notify converting holders of the specified dollar amount per $1,000 principal amount of notes, such specified dollar amount per $1,000 principal amount of notes will be deemed to be $1,000.

Each conversion of notes will be deemed to have been effected on the relevant conversion date, and with respect to any shares of common stock that are issuable upon such conversion, the person in whose name the certificate or certificates for such shares will be registered will become the holder of record of such shares as of the close of business on the last trading day of the related conversion period.

The amount of cash and/or number of shares of common stock due upon conversion will be computed as follows:

•

if physical settlement applies (or is deemed to apply) to any notes surrendered for conversion, we will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a number of shares of our common stock equal to the sum of the daily conversion rate fractions for each of the 20 consecutive trading days during the related conversion period;

•

if cash settlement applies to any notes surrendered for conversion, we will pay to the converting holder in respect of each $1,000 principal amount of notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 20 consecutive trading days during the related conversion period; and

•

if combination settlement applies to any notes surrendered for conversion, we will pay or deliver, as the case may be, to the converting holder in respect of each $1,000 principal amount of notes being converted a settlement amount equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the related conversion period.

“Conversion period” with respect to any note surrendered for conversion means:

•

subject to the immediately succeeding bullet, if the relevant conversion date occurs prior to the maturity conversion period, the 20 consecutive trading day period beginning on, and including, the third trading day after the related conversion date;

•

subject to the immediately succeeding bullet, if the relevant conversion date occurs during a redemption period, the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding the relevant redemption date; and

•

if the relevant conversion date occurs during the period beginning on, and including, the 25th scheduled trading day immediately preceding October 15, 2032 to, and including, the business day immediately preceding October 15, 2032 (the “maturity conversion period”), the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding October 15, 2032.

For purposes of determining amounts due upon conversion only, a “trading day” means a day on which (i) there is no market disruption event (as defined below) and (ii) trading in our common stock generally occurs on The New York Stock Exchange or, if our common stock is not listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange or trading system on which our common stock is then listed or quoted. If our common stock is not so listed or quoted, “trading day” means a “business day.”

A “market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or trading system on which our common stock is then listed or quoted to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half-hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by The New York Stock Exchange or otherwise) in our common stock or in any options contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such scheduled trading day.

The “daily settlement amount,” for each $1,000 aggregate principal amount of notes validly surrendered for conversion, on each of the 20 consecutive trading days during the relevant conversion period, will consist of:

•

cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of notes to be received upon conversion as specified in the notice regarding our chosen settlement method (the “specified dollar amount”), divided by 20 (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

•

if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day.

“Daily conversion value” means, for each of the 20 consecutive trading days during the relevant conversion period, the product of (i) the daily conversion rate fraction for such trading day and (ii) the daily VWAP of our common stock for such trading day.

No fractional shares will be issued upon conversion. Instead, we will pay cash in lieu of any fractional share based on the daily VWAP of our common stock for the last trading day of the relevant conversion period.

“Daily VWAP” of our common stock (or any security that is part of the reference property (as defined below), if applicable), for any trading day, means the per share volume-weighted average price of our common stock (or such other security) on The New York Stock Exchange (or other principal exchange on which such security is then listed) as displayed under the heading “Bloomberg VWAP” on Bloomberg Page “SWC <Equity> AQR” (or its equivalent successor if such page is not available, or the Bloomberg Page for any security that is part of the reference property, if applicable) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day or, if such volume-weighted average price is unavailable (or the reference property is not a security), the market value of one share of our common stock (or other reference property) on such trading day as determined by our board of directors or a committee thereof in a commercially reasonable manner, using a volume-weighted average price method (unless the reference property is not a security); provided that, in making a volume-weighted average price determination, our board of directors or a committee thereof may rely conclusively on the determination of daily VWAP for such trading day made by an independent nationally recognized securities dealer selected by the board of directors or a committee thereof. The daily VWAP will be determined without regard to after-hours trading or any other trading outside the regular trading session.

We will pay or deliver, as the case may be, the consideration due in respect of any conversion on the third business day immediately following the last trading day of the relevant conversion period. Notwithstanding the foregoing, if, prior to the conversion date for any notes surrendered for conversion, our common stock has been replaced by reference property (as defined under “—Recapitalizations, Reclassifications and Changes of Our Common Stock” below) that consists solely of cash pursuant to the provisions described under “—Recapitalizations, Reclassifications and Changes of Our Common Stock,” we will deliver the consideration due upon conversion on the third trading day immediately following the relevant conversion date (in which case the consideration due upon conversion will be determined based on a daily conversion rate fraction calculated assuming that the daily VWAP of our common stock for each trading day in the applicable conversion period were equal to the per share amount of cash received by holders of our common stock in the relevant reclassification, recapitalization, change, consolidation, merger, binding share exchange, sale, assignment, conveyance, transfer, lease or other disposition).

Base Conversion Rate Adjustments

The base conversion rate will be adjusted as described below, except that we will not make any adjustment to the base conversion rate if holders of the notes participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common stock and solely as a result of holding the notes, in any of the transactions described below, without having to convert their notes, as if they held a number of shares of common stock, for each $1,000 principal amount of their notes, equal to the applicable conversion rate (calculated as if the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate were the daily VWAP of our common stock for the trading day immediately preceding the effective date or ex-dividend date, as the case may be, of such transaction or event). Concurrently with any adjustment to the base conversion rate pursuant to clause (1), (2), (3), (4) or (5) below, the daily conversion rate cap and the incremental share factor will be proportionately adjusted on the same basis as the base conversion rate.

(1) If we issue solely shares of our common stock as a dividend or distribution on all or substantially all shares of our common stock, or if we subdivide or combine our common stock, the base conversion rate will be adjusted based on the following formula:

CR1 =CR0	×	OS1 OS0

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such subdivision or combination of common stock, as the case may be;

CR1 = the base conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such subdivision or combination of common stock, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such subdivision or combination of common stock, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or immediately after the effective date of such subdivision or combination of common stock, as the case may be, after giving effect to such issuance, subdivision or combination.

Any adjustment made under this clause (1) will become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such subdivision or combination of common stock, as the case may be. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the base conversion rate will be readjusted to the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we issue to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of our common stock at a price per share that is less than the closing sale price of our common stock on the trading day immediately preceding the announcement date of such issuance, the base conversion rate will be increased based on the following formula:

CR1 =CR0	×	OS0 + X OS0 + Y

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;

CR1 = the base conversion rate in effect immediately after the open of business on the ex-dividend date for such issuance;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such issuance;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the closing sale price of our common stock on the trading day immediately preceding the announcement date of such issuance.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and will become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the base conversion rate will be decreased to the base conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so issued, the base conversion rate will be decreased to the base conversion rate that would then be in effect if the ex-dividend date for such issuance had not occurred.

For purposes of this clause (2) and for purposes of the first bullet under “—Conversion upon Specified Corporate Events” above, in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common stock at a price per share that is less than the closing sale price of our common stock on the trading day immediately preceding the announcement date of such issuance, there will be taken into account any consideration we receive for such rights, options or warrants and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our board of directors or a committee thereof.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours, rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock (excluding (i) dividends, distributions or issuances as to which an adjustment was effected under clause (1) or (2) above; (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected under clause (4) below; and (iii) spin-offs as to which an adjustment was effected pursuant to the provisions below in this clause (3)), then the base conversion rate will be increased based on the following formula:

CR1 =CR0	×	SP0 SP0 - FMV

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR1 = the base conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the closing sale prices of our common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, other assets, property, rights, options, warrants or other securities distributed with respect to each outstanding share of our common stock as of the open of business on the ex-dividend date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, the base conversion rate will be decreased to be the base conversion rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note will receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of our common stock receive such consideration, the amount and kind of our capital stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire our capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the applicable conversion rate (calculated as if the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate were the daily VWAP of our common stock for the trading day immediately preceding the ex-dividend date for such distribution).

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which we refer to as a “spin-off,” the base conversion rate will be increased based on the following formula:

CR1 =CR0	×	FMV + MP0 MP0

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for the spin-off;

CR1 = the base conversion rate in effect immediately after the open of business on the ex-dividend date for the spin-off;

FMV = the average of the closing sale prices of the capital stock or similar equity interests distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period immediately following, and including, the ex-dividend date for the spin-off (such period, the “spin-off valuation period”); and

MP0 = the average of the closing sale prices of our common stock over the spin-off valuation period.

The adjustment to the base conversion rate under the preceding paragraph of this clause (3) will be made immediately after the close of business on the last trading day of the spin-off valuation period, but will be given effect as of the open of business on the ex-dividend date for the spin-off. If the ex-dividend date for the spin-off is less than 10 trading days prior to, and including, the end of the conversion period in respect of any conversion of notes, references within the portion of this clause (3) related to “spin-offs” to 10 trading days shall be deemed to be replaced, for purposes of calculating the consideration due in respect of such conversion of notes, with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for the spin-off to, and including, the last trading day of such conversion period. For purposes of determining the base conversion rate, in respect of any conversion during the 10 trading days commencing on the ex-dividend date for any spin-off, references within the portion of this clause (3) related to “spin-offs” to 10 trading days will be deemed to be replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, but excluding, the relevant conversion date.

(4) If we make or pay any cash dividend or distribution to all or substantially all holders of our outstanding common stock (other than distributions described in clause (5) below), the base conversion rate will be increased based on the following formula:

CR1 =CR0	×	SP0 SP0 - C

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;

CR1 = the base conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;

SP0 = the average of the closing sale prices of our common stock over the five consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we pay or distribute to all or substantially all holders of our common stock.

Such increase will become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If any dividend or distribution described in this clause (4) is declared but not so paid or made, the base conversion rate will be decreased to the base conversion rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase to the base conversion rate, each holder of a note will receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of shares of our common stock, the amount of cash that such holder would have received if such holder owned a number of shares of our common stock equal to the applicable conversion rate (calculated as if the daily VWAP of our common stock for each trading day in the conversion period used to calculate the applicable conversion rate were the daily VWAP of our common stock for the trading day immediately preceding the ex-dividend date for such dividend or distribution).

(5) If we or any of our subsidiaries makes a payment in respect of a tender or exchange offer for our common stock and the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the closing sale prices of our common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), the base conversion rate will be increased based on the following formula:

CR1 =CR0	×	AC + (OS1 × SP1) OS0 × SP1

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the trading day next succeeding the expiration date;

CR1 = the base conversion rate in effect immediately after the open of business on the trading day next succeeding the expiration date;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the time (the “expiration time”) such tender or exchange offer expires (prior to giving effect to the purchase or exchange of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 = the number of shares of our common stock outstanding immediately after the expiration time (after giving effect to the purchase or exchange of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 = the average of the closing sale prices of our common stock over the 10 consecutive trading-day period (the “tender valuation period”) commencing on, and including, the trading day next succeeding the expiration date.

The adjustment to the base conversion rate under the preceding paragraph of this clause (5) will be made immediately after the close of business on the last day of the tender valuation period, but will be given effect at the open of business on the trading day next succeeding the expiration date. If the trading day next succeeding the expiration date is less than 10 trading days prior to, and including, the end of the conversion period in respect of any conversion, references within this clause (5) to 10 trading days shall be deemed to be replaced, for purposes of calculating the consideration due in respect of such conversion, with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, and including, the last trading day of such conversion period. For purposes of determining the base conversion rate, in respect of any conversion during the 10 trading days commencing on the trading day next succeeding the expiration date, references within this clause (5) to 10 trading days will be deemed to be replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, but excluding, the relevant conversion date.

For purposes hereof, the term “ex-dividend date,” when used with respect to any dividend or distribution, means the first date on which shares of our common stock trade, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such dividend or distribution, from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

If:

•	shares of common stock are deliverable in respect of a given trading day in the relevant conversion period;

•	any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the base conversion rate on such trading day; and

•

the shares you will receive in respect of such trading day are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you in respect of the relevant trading day to reflect the relevant distribution or transaction.

Notwithstanding the foregoing, if an adjustment to the base conversion rate becomes effective on any ex-dividend date as described above, and a holder that has converted its notes would be treated as the record holder of our common shares based on an adjusted base conversion rate for such ex-dividend date, then, notwithstanding the base conversion rate adjustment provisions above, the adjustment to the base conversion rate relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if it were the record owner of shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

The “record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock have the right to receive any cash, securities or other property or in which common stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or a duly authorized committee thereof, statute, contract or otherwise).

To the extent any rights plan (i.e., a poison pill) adopted by us is in effect upon conversion of the notes, you will receive, in addition to any common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the base conversion rate, the incremental share factor and the daily conversion rate cap will be adjusted at the time of separation as if we distributed shares of our capital stock, evidences of our indebtedness or other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities to all or substantially all holders of our common stock as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

To the extent permitted by applicable law and the rules of any exchange on which any of our securities are then listed (i) we are permitted to increase the base conversion rate, the incremental share factor and/or the daily conversion rate cap of the notes by any amount for a period of at least 20 business days so long as the increase is irrevocable during the period and our board of directors or a committee thereof determines that such increase would be in our best interest and (ii) we may (but are not required to) increase the base conversion rate, the incremental share factor and/or the daily conversion rate cap to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar events. We must give prior notice of any such increase in the base conversion rate, the incremental share factor and/or the daily conversion rate cap.

You may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the daily conversion rate fraction, incremental share factor or base conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the daily conversion rate fraction, incremental share factor or base conversion rate, see “Certain United States Federal Income Tax Considerations” below for a relevant discussion.

Except as described above, the base conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change solely in the par value of our common stock; or

•	for accrued and unpaid interest, if any.

Adjustments to the base conversion rate will be calculated to the nearest 1/10,000th of a share, and adjustments to the base conversion price will be calculated to the nearest 1/100th of a cent. Notwithstanding anything in this “—Conversion of Notes—Base Conversion Rate Adjustments” section to the contrary, we will not be required to adjust the base conversion rate unless the adjustment would result in a change of at least 1% of the base conversion rate. However, we will carry forward any adjustments that are less than 1% of the base conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is greater than 1%, (i) upon any conversion of notes (and on each trading day in the related conversion period) and (ii) upon any required repurchase of the notes.

Except as described in this section, we will not adjust the base conversion rate.

If we adjust the base conversion rate pursuant to the above provisions, we will promptly deliver to the trustee and the conversion agent (if not the trustee) a certificate setting forth the base conversion rate (and the proportionally adjusted daily conversion rate cap and incremental share factor, if applicable), detailing the calculation of the base conversion rate (and the daily conversion rate cap and incremental share factor, if applicable) and describing the facts upon which the adjustment is based. In addition, we will promptly make the relevant information contained in the certificate available on our website.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the event of:

•	any reclassification, recapitalization or change of our common stock (other than changes resulting from a subdivision or combination);

•	any consolidation, merger or binding share exchange involving us; or

•	any sale, assignment, conveyance, transfer, lease or other disposition to another person of our property and assets as an entirety or substantially as an entirety,

in each case, in which holders of our outstanding common stock are entitled to receive cash, securities or other property for their shares of our common stock, then, at and after the effective time of the transaction, holders of notes will be entitled thereafter to convert their notes into the kind and amount of cash, securities or other property that a holder of one share of our common stock would have owned or been entitled to receive (the “reference property”) upon the occurrence of such transaction based on the applicable conversion rate determined as described above under “—Conversion of Notes—General.” However, at and after the effective time of the transaction (i) we will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of notes, as set forth under “—Conversion of Notes—Settlement upon Conversion” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “—Conversion of Notes—Settlement upon Conversion” will continue to be payable in cash, (y) any shares of our common stock that we would have been required to deliver upon conversion of the notes as set forth under “—Conversion of Notes—Settlement upon Conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of shares of our common stock would have received in such transaction and (z) the daily VWAP will be calculated based on the value of a unit of the reference property that a holder of one share of our common stock would have received in such transaction. If the notes become convertible into cash, reference property or a combination thereof, we will notify holders, the trustee and the conversion agent (if other than the trustee) (and make such notice available on our website). Throughout this “—Conversion of Notes” section, if our common stock has been replaced by reference property as a result of any transaction described in this paragraph, references to our common stock will be deemed to be references to a unit of reference property that a holder of one share of common stock would have received in such transaction. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

If the transaction causes our common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible (subject to our right to elect cash settlement or combination settlement) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will notify holders, the trustee and the conversion agent (if other than the trustee) of the weighted average as soon as practicable after such determination is made.

Adjustments of prices

Whenever any provision of the indenture requires us to calculate the closing sale prices, the daily VWAPs, the daily conversion values, the daily conversion rate fractions or the daily settlement amounts over a span of multiple days (including the “stock price” for purposes of a make-whole adjustment event or the calculation of average closing sale prices for purposes of determining adjustments to the base conversion rate), our board of directors or a committee thereof will make appropriate adjustments to each to account for any adjustment to the base conversion rate that becomes effective, or any event requiring an adjustment to the base conversion rate where the ex-dividend date or effective date of the event occurs, at any time during the period when the closing sale prices, the daily VWAPs, the daily conversion values, the daily conversion rate fractions or the daily settlement amounts are to be calculated.

Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event

If you elect to convert your notes at any time from, and including, the effective date of a make-whole adjustment event (as defined below) to, and including, the scheduled trading day immediately preceding the related fundamental change repurchase date (or if a make-whole adjustment event does not also constitute a fundamental change as described below under “—Conversion of Notes—Repurchase of Notes at Your Option upon a Fundamental Change,” the 35th scheduled trading day immediately following the effective date of such make-whole adjustment event (such period, the “make-whole adjustment event period”)), the daily conversion rate fraction for each trading day in the relevant conversion period will be increased by an additional number of shares of common stock (such shares, the “additional shares”) as described below. We will notify holders, the trustee and the conversion agent (if other than the trustee) of the anticipated effective date of such make-whole adjustment event as soon as practicable after we publicly disclose such anticipated make-whole adjustment event (and make such notice available on our website). We will also notify holders, the trustee and the conversion agent (if other than the trustee) as soon as practicable following the actual effective date of any make-whole adjustment event (and make such notice available on our website).

A “make-whole adjustment event” means the occurrence prior to October 15, 2019 of either (i) any transaction or event that constitutes a “change in control” pursuant to clauses (1) or (2) below (as defined below and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (1) or the proviso in clause (2)) or (ii) any “termination of trading” as defined below.

The number of additional shares by which the daily conversion rate fraction for each trading day in the relevant conversion period will be increased for conversions during any make-whole adjustment event period will be determined by reference to the table below, based on the date on which the make-whole adjustment event occurs or becomes effective, which we refer to as the “effective date,” and the price (the “stock price”) paid (or deemed to be paid) per share of our common stock in the make-whole adjustment event. If the holders of our common stock receive only cash in a make-whole adjustment event described in clause (2) of the definition of change in control, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the closing sale prices of our common stock over the five consecutive trading day period ending on, and including, the trading day immediately preceding the effective date of the make-whole adjustment event.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the base conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the base conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner and at the same time as the base conversion rate as set forth under “—Conversion of Notes—Base Conversion Rate Adjustments.”

The following table sets forth the number of additional shares by which the daily conversion rate fraction for each trading day in the relevant conversion period will be increased for each stock price and effective date set forth below:

Effective date	Stock price
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
October , 2012
October 15, 2013
October 15, 2014
October 15, 2015
October 15, 2016
October 15, 2017
October 15, 2018
October 15, 2019

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $             per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the daily conversion rate fraction will be made; and

•

if the stock price is less than $             per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the daily conversion rate fraction will be made.

Notwithstanding the foregoing, in no event will the daily conversion rate fraction for any trading day during the relevant conversion period exceed              per $1,000 principal amount of notes, subject to adjustment in the same manner, on a proportional basis, as the base conversion rate as set forth under “—Conversion of Notes—Base Conversion Rate Adjustments.”

Our obligation to increase the daily conversion rate fraction during any make-whole adjustment event period could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Repurchase of Notes at Your Option on Certain Dates

You will have the right to require us to repurchase for cash all or any part of your notes that is equal to $1,000, or an integral multiple of $1,000, on each of October 15, 2019, October 15, 2024 and October 15, 2029 (each, a “repurchase date”). We will be required to repurchase any outstanding notes for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the open of business on the date we mail to the trustee, the paying agent and each holder the notice of the relevant repurchase date (or, if earlier, the 20th business day immediately preceding the relevant repurchase date) until the close of business on the business day immediately prior to the repurchase date. If the repurchase notice is given and withdrawn during such period, we will not be obligated to repurchase the related notes.

The repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date; provided that any such accrued and unpaid interest will be paid not to the holder submitting the notes for repurchase on the relevant repurchase date but instead to the holder of record at the close of business on the immediately preceding regular record date.

On or before the 20th business day prior to each repurchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the name and address of the paying and conversion agents; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

We will be required to repurchase on the relevant repurchase date the notes that have been validly surrendered for repurchase and not withdrawn. A notice electing to require us to repurchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, in multiples of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, that remains subject to the repurchase notice.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment on the later of (i) the repurchase date and (ii) the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the repurchase price of the notes on the repurchase date, then on the repurchase date:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the repurchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

On any of the repurchase dates specified above, we may not have sufficient funds to pay the repurchase price for the notes surrendered by holders. See “Risk Factors—Risks related to the notes and shares of our common stock—We may not have, and may not have the ability to raise, the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change or on a repurchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” Our ability to repurchase the notes for cash on any repurchase date specified above may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries. Our failure to repurchase surrendered notes would constitute an event of default under the indenture, which could constitute an event of default under our senior indebtedness then outstanding, if any, and might constitute a default under the terms of our other indebtedness then outstanding, if any.

In connection with any repurchase of notes on any repurchase date, we will, in accordance with the indenture:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, to the extent any such rules are applicable;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act;

•	otherwise comply with all federal and state securities laws in connection with your right to require us to repurchase the notes on such repurchase date,

in each case, so as to permit the rights and obligations under this “—Repurchase of Notes at Your Option on Certain Dates” section to be exercised in the time and in the manner specified in the indenture.

No notes may be repurchased at the option of holders on any repurchase date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by us in the payment of the repurchase price with respect to such notes).

Repurchase of Notes at Your Option upon a Fundamental Change

If a fundamental change occurs, you will have the right to require us to repurchase for cash all or any part of your notes that is equal to $1,000, or an integral multiple of $1,000, on the day of our choosing (such day, the “fundamental change repurchase date”) that is not less than 20 or more than 35 business days (subject to extension if required by law) after the date on which the repurchase right notice (as defined below) is mailed to the trustee and to each holder at a price (the “fundamental change repurchase price”) equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; provided that if the fundamental change repurchase date falls after a regular record date and on or prior to the interest payment date to which it relates, interest accrued to the interest payment date will be paid to holders of the notes as of the preceding regular record date, and the fundamental change repurchase price we are required to pay to the holder surrendering the note for repurchase will be equal to 100% of the principal amount of notes subject to repurchase and will not include any accrued and unpaid interest.

We will mail to the trustee and to each holder a written notice of the fundamental change (the “repurchase right notice”) within 10 business days after the occurrence of such fundamental change (and make the repurchase right notice available on our website). This repurchase right notice will state certain specified information, including:

•	the events causing the fundamental change;

•	the effective date of the fundamental change, and whether the fundamental change is a make-whole adjustment event;

•	information about the holders’ right to convert the notes;

•	information about the holders’ right to require us to repurchase the notes;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the base conversion rate and the incremental share factor and any adjustments to the daily conversion rate fraction, the base conversion rate and/or the incremental share factor;

•	the procedures required for exercise of the repurchase option upon the fundamental change; and

•	the name and address of the paying and conversion agents.

You must deliver written notice of your exercise of this repurchase right (the “repurchase exercise notice”) to the paying agent during the period beginning on, and including, the date we mail to the trustee and each holder the repurchase right notice as described above and ending at the close of business on the business day immediately preceding the fundamental change repurchase date. The repurchase exercise notice must specify the notes for which the repurchase right is being exercised. If you wish to withdraw your repurchase exercise notice, you must provide a written notice of withdrawal to the paying agent at any time until the close of business on the business day prior to the fundamental change repurchase date. If the notes are not in certificated form, the notice given by each holder (and any withdrawal notice) must comply with applicable DTC procedures.

“Fundamental change” means the occurrence of a change in control or a termination of trading.

A “change in control” will be deemed to have occurred if any of the following occurs after the time the notes are originally issued:

(1) any “person” or “group” files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors; provided that this clause (1) will not apply to a merger of our company (x) with or into a wholly owned subsidiary of a corporation that, immediately following the transaction or series of transactions, has a class of common stock listed and traded on The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or their respective successors) if immediately following the transaction or series of transactions the holders of our common stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of such directors of such parent corporation and (y) pursuant to which our common stock will be converted into cash, securities or other property;

(2) the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, cash, securities or other property or assets; (B) any binding share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or assets; or (C) any sale, assignment, conveyance, transfer, lease or other disposition in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person; provided, however, that a transaction described in clause (A) or (B) in which the holders of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction will not be a “change in control” pursuant to this clause (2);

(3) the first day on which a majority of the members of our board of directors are not continuing directors; or

(4) the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Stillwater (whether or not otherwise in compliance with the indenture).

However, notwithstanding the foregoing, any transaction described in clause (1) or (2) above will not constitute a “change in control” if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in connection with such transaction consists of shares of common stock listed and traded on The New York Stock Exchange, The NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors), or will be so listed and traded immediately following the transaction, and, as a result of the transaction, the notes become convertible into such consideration, subject to our right to elect a settlement method as described above.

A “termination of trading” means that our common stock (or other common stock underlying the notes) ceases to be listed and traded on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors).

For purposes of this change in control definition:

•

“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

•	“continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the original issuance of the notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner; and

•

“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

The term “all or substantially all” as used in the definition of change in control in respect of the sale, lease or transfer of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise, established definition of this phrase under applicable law. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

We will be required to repurchase the notes that have been validly surrendered for repurchase and not withdrawn on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price on the later of (i) the fundamental change repurchase date and (ii) the time of book-entry transfer or the delivery of your notes. If the paying agent holds money sufficient to pay the fundamental change repurchase price of the notes on the fundamental change repurchase date, then on the fundamental change repurchase date:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•

all other rights of the holder will terminate (other than (x) the right to receive the fundamental change repurchase price upon book-entry transfer or delivery of the notes and (y) if the fundamental change repurchase date falls after a regular record date and on or before the interest payment date to which it relates, the right of the holder as of such regular record date to receive the relevant interest payment).

In connection with any repurchase of notes in the event of a fundamental change, we will, in accordance with the indenture:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, to the extent any such rules are applicable;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change,

in each case, so as to permit the rights and obligations under this “—Repurchase of Notes at Your Option upon a Fundamental Change” section to be exercised in the time and in the manner specified in the indenture.

No notes may be repurchased by us on any date at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by us in the payment of the fundamental change repurchase price with respect to such notes).

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in other similar convertible debt offerings.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding, or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes. Furthermore, holders may not be entitled to require us to repurchase their notes upon a fundamental change in certain circumstances involving a significant change in the composition of our board, including in connection with a proxy contest where our board does not endorse a dissident slate of directors but approves them for purposes of the definition of “continuing directors” above.

If a fundamental change were to occur, we may not have sufficient funds to pay the fundamental change repurchase price for the notes surrendered by holders. See “Risk Factors—Risks related to the notes and shares of our common stock—We may not have, and may not have the ability to raise, the funds necessary to settle conversions of the notes or to repurchase the notes upon a fundamental change or on a repurchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” Our ability to repurchase the notes for cash on any fundamental change repurchase date may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries. Further, many events that constitute a fundamental change under the notes would also give rise to a repurchase right under our existing convertible notes, and any future credit agreement or other agreement relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances or expressly prohibiting our repurchase of the notes upon a fundamental change, or may provide that a fundamental change constitutes an event of default under that agreement (as does our existing asset-backed revolving credit facility). If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain any required consent, we would not be permitted to repurchase the notes. Our failure to repurchase surrendered notes would constitute an event of default under the indenture, which could constitute an event of default under our senior indebtedness then outstanding, if any, and might constitute a default under the terms of our other indebtedness then outstanding, if any.

Events of Default

Each of the following will constitute an event of default under the indenture:

(1) we fail to pay the principal of any note when due on the maturity date, upon optional redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

(2) we fail to pay or deliver, as the case may be, the consideration due upon conversion of any note (including any additional shares) when due and such failure continues for a period of five business days;

(3) we fail to pay any interest on any note when due if such failure continues for 30 days;

(4) we fail to timely provide the repurchase right notice as described under “—Repurchase of Notes at Your Option upon a Fundamental Change” or we fail to timely provide notice of a specified corporate event as described under “—Conversion of Notes—Conversion upon Specified Corporate Events” if such failure continues for five business days;

(5) we fail to comply with our obligations under “—Consolidation, Merger and Sale of Assets”;

(6) we fail to perform any other covenant required by us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(7) any indebtedness for money borrowed by us or one of our “significant subsidiaries” (as such term is defined in Article 1, Rule 1-02 of Regulation S-X) in an outstanding principal amount in excess of $10 million (or its foreign currency equivalent) is not paid at final maturity or is accelerated and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture;

(8) we fail or any of our significant subsidiaries fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $10 million (or its foreign currency equivalent), if the judgments are not paid, discharged or stayed within 60 days;

(9) certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

If an event of default, other than an event of default described in clause (9) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (9) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, except with respect to the nonpayment of principal (including the redemption price, the fundamental change repurchase price and the repurchase price on any repurchase date) or interest or with respect to the failure to pay or deliver, as the case may be, the consideration due upon conversion, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and accrued and unpaid interest, if any, have been cured or waived.

Notwithstanding the foregoing, if we so elect, the sole remedy under the indenture for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) the failure to comply with our reporting obligations to the trustee and the SEC, as described under “—Reports” below, will, for the first 180 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the aggregate principal amount of the notes to, but not including, the 181st day thereafter (or, if applicable, the earlier date on which the event of default relating to the reporting obligations is cured or waived). Any such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. If the event of default is continuing on the 181st day after an event of default described above first occurs, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default described in the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest (through the allocation of the value of the instrument to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee reasonable indemnity reasonably satisfactory to it against any loss, liability or expense. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•

the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•

the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any note on or after the applicable due date or the right to convert the note, and to receive the consideration due upon conversion, in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than a default in the failure to:

•	pay the principal (including the redemption price, the fundamental change repurchase price and the repurchase price on any repurchase date) of or any interest on any note when due;

•	pay the cash and/or deliver the shares of common stock due upon conversion of any note (including additional shares, if any) within the time period required by the indenture; or

•	comply with any of the provisions of the indenture that may not be modified without the consent of the holder of each outstanding note affected.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal (including the redemption price, the fundamental change repurchase price and the repurchase price on any repurchase date) of or interest on any note or a default in the failure to deliver the consideration due upon conversion, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and is continuing and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and (ii) within 30 days after obtaining knowledge of the occurrence thereof, written notice of any event that has occurred and is continuing and that would constitute a default under the indenture, its status and what action we are taking or propose to take in respect thereof.

Payments of the redemption price, the fundamental change repurchase price the repurchase price on any repurchase date, principal and interest on the notes that are not made when due will accrue interest per annum at the then-applicable interest rate, plus one percent from the required payment date, to the extent permitted by law.

Modification and Waiver

We and the trustee may amend or supplement the indenture with respect to the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes generally may waive our compliance in any instance with any provision of the indenture, except as described under “—Events of Default” above and in this “—Modification and Waiver” section, without notice to the other holders of notes. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding notes affected thereby if such amendment, supplement or waiver would:

•	extend the maturity date of, or the stated time for payment of interest on, any note;

•	reduce the principal amount (including the redemption price, the fundamental change repurchase price and the repurchase price on any repurchase date) of, or the rate of interest on, any note;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes;

•	change the currency of payment of principal of or interest on the notes or change any note’s place of payment to a place outside the continental United States;

•

impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the notes;

•

modify the provisions with respect to the repurchase rights of the holders as described above under “—Repurchase of Notes at Your Option on Certain Dates” and “—Repurchase of Notes at Your Option upon a Fundamental Change” in a manner adverse to holders of notes;

•	adversely affect the right of holders to convert notes;

•	change the ranking of the notes; or

•

modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of notes.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the holders of the notes to, among other things, (w) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act, (x) cure any manifest error or (y) cure any ambiguity, defect or inconsistency, or make any other change, in the case of clause (y) that does not adversely affect the rights of any holder. Any amendment or supplement made solely to conform the provisions of the indenture and notes to the description of the indenture and the notes contained in the “Description of the Notes” section of the preliminary prospectus supplement, as supplemented by the related pricing term sheet, will be deemed not to adversely affect the rights of any holder.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Consolidation, Merger and Sale of Assets

We may not consolidate with, enter into a binding share exchange with, or merge with or into, another person or sell, assign, convey, transfer, lease or otherwise dispose of our properties and assets substantially as an entirety to any successor person, unless:

•

the resulting, surviving or transferee person (if not us) is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the notes and the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Upon any such consolidation, binding share exchange, merger, sale, assignment, conveyance, transfer, lease or other disposition, the resulting, surviving or transferee corporation (if not us) will succeed to, and may exercise every right and power of, Stillwater under the indenture, in our name or in its own name and we will be released (other than in the case of a lease) from all our liabilities under the indenture and under the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a change of control (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether on the maturity date, any repurchase date, fundamental change repurchase date or redemption date or upon conversion or otherwise, cash or cash and shares of our common stock, if any (solely to satisfy outstanding conversions, if applicable), sufficient to pay all of the outstanding notes and all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Transfer and Exchange

A holder may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but any tax or similar governmental charge required by law or permitted by the indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for required repurchase or conversion except for any portion of that note not being repurchased or converted, as the case may be.

We have initially appointed the trustee as the registrar and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the registrar or conversion agent;

•	appoint additional conversion agents; or

•	approve any change in the office through which any registrar or any conversion agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest, including additional interest, if any, on global notes registered in the name of DTC or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the indenture. In the case of certificated notes, payments will be made in U.S. dollars at the office of the trustee or, at our option, by check mailed to the holder’s registered address (or, if requested by a holder of more than $1,000,000 aggregate principal amount of notes, by wire transfer to the account designated by such holder). We will make any required interest payments to the person in whose name each note is registered at the close of business on the regular record date for the interest payment.

The trustee will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Repurchase and Cancellation

We will cause all notes surrendered for payment, repurchase, redemption, registration of transfer or exchange or conversion, if surrendered to any person other than the trustee (including any of our agents, subsidiaries or affiliates), to be delivered to the trustee for cancellation. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes so cancelled as provided in the indenture.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such notes are surrendered to us), purchase notes in the open market or otherwise, whether by us, our subsidiaries, affiliates, agents, or dealers, or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. We will cause any notes so purchased (other than notes purchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the trustee for cancellation, and they will no longer be considered to be “outstanding” under the indenture upon their purchase.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the trustee within 15 days after the same are required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Documents filed by us with the SEC via the EDGAR system (or any successor thereto) will be deemed to be filed with the trustee as of the time such documents are filed via EDGAR.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at the holder’s expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Calculations in Respect of the Notes

We will be responsible for making many of the calculations called for under the indenture and the notes. These calculations include, but are not limited to, determination of the closing sale prices and daily VWAPs of our common stock, adjustments to the base conversion rate and daily conversion rate fractions, accrued interest payable on the notes, the daily conversion values, the daily conversion rate fractions, the daily settlement amounts, the base conversion rate and the base conversion price. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on the holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent upon request, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder upon the request of that holder.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing or electronic delivery. Whenever a notice is required to be given by us, such notice may be given by the trustee on our behalf (and we will make any notice we are required to give to holders available on our website).

Governing Law

This section replaces the “Description of Debt Securities—Governing Law” section of the accompanying prospectus in its entirety.

Each of the indenture and the notes, and any claim, controversy or dispute arising under or related to the indenture or the notes, will be governed by, and construed in accordance with, the laws of the State of New York (without regard to the conflicts of laws provisions thereof other than Section 5-1401 of the General Obligations Law).

Concerning the Trustee

Law Debenture Trust Company of New York has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and our affiliates with the same rights as if it were not trustee, subject to the provisions of the Trust Indenture Act relating to conflicts of interest.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We will initially issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive, fully registered, certificated form, referred to as “certificated securities,” will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC, referred to as “participants,” and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriter, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies, referred to as the “indirect participants,” that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that, pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited will be designated by the underwriter. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into cash, shares of our common stock or a combination thereof should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security.

We will make payments of principal of, and any interest on, the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, or any interest on, the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default with respect to the notes has occurred and is continuing and such beneficial owner requests that its notes be issued in physical, certificated form.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability, for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock includes 200,000,000 shares of common stock, par value $0.01 per share, of which 115,986,494 shares were outstanding as of August 6, 2012, and 1,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as June 30, 2011.

The following description of our common stock is a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation, filed as Exhibit 3.1 to our Form 10-Q for the quarterly period ended September 30, 2003 and our Amended and Restated Bylaws, filed as Exhibit 3.2 to our Form 8-K filed on December 30, 2004, and by applicable law.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to the stockholders. The presence, in person or by proxy, of holders of at least 50% of our capital stock issued and outstanding and entitled to vote at the meeting shall constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present at any meeting, the vote of the holders of (i) a plurality of votes cast at the meeting is required for the election of directors and (ii) a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question in one upon which, by express provision of the Delaware General Corporation Law (the “DGCL”) or other law or of our Restated Certificate of Incorporation, a different vote is required, in which case such express provision shall govern.

We sponsor stock option plans (the “Plans”) that enable us to grant stock options or nonvested shares to employees and non-employee directors. The 2012 Equity Incentive plan, which our stockholders improved in April, 2012, enables us to attract and retain highly qualified personnel who will contribute to the Company’s success and to provide incentives to officers, directors, employees, consultants or advisors of the Company or of any Subsidiary of the Company. Effective March 1, 2011, we began to grant nonvested shares to employees and non-employee directors in lieu of stock options. We continue to have options outstanding under three separate plans: the 1994 Incentive Plan, the General Employee Plan and the 2004 Equity Incentive Plan. The 1994 Incentive Plan and the General Employee Plan have been terminated. While no additional options may be issued under the two terminated plans, options issued prior to plan termination remain outstanding. Authorized shares of common stock have been reserved for options that were issued prior to the expiration of the 1994 Incentive Plan and the General Employee Plan. At inception of the plans, approximately 16.4 million shares of common stock were authorized for issuance under the Plans, including approximately 5.0 million, 5.2 million, 1.4 million and 4.8 million authorized shares for the 2012 Equity Incentive Plan, the 2004 Equity Incentive Plan, the General Employee Plan and the 1994 Incentive Plan (as amended by the 1998 Incentive Plan), respectively. The 1998 Incentive Plan and the General Employee Plan have been terminated and no additional options may be issued under these two terminated plans. As of June 30, 2012, approximately 5.4 million shares were available and reserved for grant under the 2004 Equity Incentive plan and the 2012 Equity Incentive Plan, 1,375,811 shares remained unvested and 2,204,311 shares were outstanding under the Plans.

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Voting Agreements

In connection with the sale by Norimet Limited of its entire ownership interest in the Company in December 2010, UBS AG and its affiliates acquired 5,400,000 shares of the Company’s common stock and Credit Suisse Capital LLC and its affiliates acquired 3,600,000 shares of the Company’s common stock. On December 13, 2010, the Company entered into Voting Agreements with UBS AG and Credit Suisse Capital LLC. Pursuant to the Voting Agreements, UBS AG and Credit Suisse Capital LLC, agreed, subject to certain conditions, to cause all of these shares (to the extent they are still beneficially owned by them) to be counted as present at any meeting of the Company’s stockholders, including the Annual Meeting, and to vote these shares in the same proportion as all of the outstanding shares of common stock are actually voted.

Listing

The holders of our common stock do not have any conversion, redemption or preemptive rights. Our common stock is listed on the NYSE under the symbol of “SWC” and on the TSX under the symbol of “SWC.U.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Investor Services.

Anti-Takeover Provisions

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years following the time that such stockholder became an interested stockholder. These restrictions do not apply if:

•	prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•

upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exclusions; or

•

on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

DESCRIPTION OF OTHER INDEBTEDNESS

Asset Backed Revolving Credit Facility

Overview

On December 23, 2011, we entered into a $100.0 million asset-backed revolving credit agreement with Wells Fargo Capital Finance, LLC, incurring initial debt issuance costs of $1.1 million. Subsequent to year end, on January 13, 2012, we completed the syndication of this facility to a group of four banks and simultaneously expanded the maximum line of credit to $125.0 million. The credit agreement was amended on May 29, 2012, to clarify certain provisions to permit the issuance of the notes. On October 10, 2012, the credit agreement was further amended to increase the amount of additional indebtedness we are permitted to incur pursuant to the credit agreement in connection with this offering. The credit agreement includes a financial covenant requiring, whenever the remaining availability under the line is less than the greater of $30.0 million or 30% of the total borrowing capacity, that the our fixed charge coverage ratio be at least 1.0 to 1.0. It also includes other customary restrictions that become tighter as drawings under the facility increase.

Maximum permitted borrowings under this working capital facility at any time are determined by a borrowing base comprised of 85% of eligible accounts receivable and 70% of eligible inventories. At December 31, 2011, our borrowing base was approximately $81.0 million. As of August 31, 2012, there were no cash drawings under this revolving credit facility and, giving effect to outstanding letters of credit, our borrowing base was $68.6 million.

Interest Rate and Fees

Outstanding borrowings under the revolving credit facility accrue interest at a spread over the London Interbank Offer Rate that varies from 2.25% to 2.75%, increasing progressively as the percentage drawn against the facility increases. We also pay an unused line fee on committed but unutilized commitments under the facility at a rate per annum of 0.375% or 0.5%, depending on utilization of the facility.

Prepayments

The revolving credit facility requires us to prepay outstanding borrowings under certain circumstances, including, among other things:

•	full repayment of the facility in the event of sale of all of our assets and our subsidiaries’ assets;

•	prepayment of the facility to the extent extensions of credit thereunder exceed the then current borrowing base; and

•

upon an event of default under this facility, indebtedness under this facility may be accelerated, in which case we would be required to repay all outstanding loans plus accrued and unpaid interest and all other outstanding amounts.

We may prepay the principal of any revolving loan under this facility at any time in whole or in part, without premium or penalty.

Letters of Credit

A portion of the facility includes a letter of credit sub-facility.

Guarantee and Security

All of our obligations under the revolving credit facility are unconditionally guaranteed by Stillwater Metals Company Inc., a Montana corporation and our direct, wholly-owned subsidiary.

Borrowings under the facility are secured primarily by our accounts receivable, metals inventories and other accounts as well as the proceeds thereof.

Certain Covenants and Events of Default

The revolving credit facility contains a covenant that prohibits optional prepayments of indebtedness, unless certain conditions are satisfied, including (i) that there be no default, (ii) at least $40.0 million of our total borrowing capacity remains undrawn and (iii) our fixed charge coverage ratio is at least 1.0 to 1.0. Any election to make a cash payment to satisfy our conversion obligations under the notes would be deemed to be an optional prepayment under this covenant. The revolving credit facility contains a number of additional covenants that include, among other things, limitations, subject to certain exceptions, on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or make certain restricted payments in excess of $5,000,000 in any fiscal year;

•	make investments, loans or advances;

•	engage in certain transactions with affiliates;

•	amend agreements governing certain subordinated indebtedness adverse to the lenders; and

•	change lines of business.

The revolving credit facility also contain certain customary affirmative covenants and events of default.

Convertible Debentures due 2028

On March 12, 2008, we issued and sold $181.5 million aggregate principal amount of senior convertible debentures due March 15, 2028 (debentures). The debentures pay interest at 1.875% per annum, payable semi-annually on March 15 and September 15 of each year, and commenced on September 15, 2008. The debentures will mature on March 15, 2028, subject to earlier repurchase or conversion. Each $1,000 principal amount of debentures is initially convertible, at the option of the holders, into approximately 42.5351 shares of our common stock, at any time prior to the maturity date. The conversion rate is subject to certain adjustments, but will not be adjusted for accrued interest or any unpaid interest. The conversion rate initially represents a conversion price of $23.51 per share. Holders of the debentures may require us to repurchase all or a portion of their debentures on March 15, 2013, March 15, 2018 and March 15, 2023, or at any time before March 15, 2028 upon the occurrence of certain events including a change in control. We may redeem the debentures for cash beginning on or after March 22, 2013.

Amortization expense related to the issuance costs of the debentures was $0.9 million, $0.9 million and $1.0 million in 2011, 2010 and 2009, respectively, and the interest expense on the debentures was $3.1 million, $3.1 million and $3.3 million in 2011, 2010 and 2009, respectively. We made cash payments of $3.1 million, $3.1 million and $3.4 million for interest on the debentures during 2011, 2010 and 2009, respectively.

In October 2009, we undertook the exchange of $15.0 million face amount of the convertible debentures for 1.84 million shares of our common stock. The debentures so acquired were retired, leaving $166.5 million face value of the debentures outstanding at December 31, 2009. Because the number of shares issued in the transaction exceeded the 42.5351 shares per $1,000 of face value specified in the bond indenture, we expensed the value of the additional shares as an “inducement loss”. Consequently, we recorded a loss on the exchange transaction of $8.1 million in 2009.

Exempt Facility Revenue Bonds

During 2000, we completed a $30.0 million offering of Exempt Facility Revenue Bonds, Series 2000, through the State of Montana Board of Investments. The bonds were issued by the State of Montana Board of Investments to finance a portion of the costs of constructing and equipping certain sewage and solid waste disposal facilities at both the Stillwater Mine and the East Boulder Mine. The bonds mature on July 1, 2020, and have a stated interest rate of 8.00% with interest paid semi-annually. The bonds have an effective interest rate of 8.57%. Net proceeds from the offering were $28.7 million. The balance outstanding for both years ended December 31, 2011 and 2010 was $29.5 million, which is net of unamortized discount of $0.5 million. We made cash payments of $2.4 million for interest on the revenue bonds during 2011, 2010 and 2009.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership, conversion and disposition of the notes and common stock into which the notes are convertible, and is limited to holders who purchase the notes for cash upon their initial issuance at the issue price set forth on the cover page of this prospectus supplement. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions in effect on the date of this prospectus supplement, which are subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, holders subject to the alternative minimum tax, holders who are former United States citizens or residents, or tax exempt organizations (including private foundations)) or persons that will hold our common stock or notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or to U.S. persons that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, estate or non-United States tax considerations. This summary assumes that investors will hold the notes and common stock as “capital assets” (generally, property held for investment) under the Code. No ruling from the Internal Revenue Service (“IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. Each prospective investor is urged to consult its tax advisors regarding the United States federal, state, local, estate and non-United States income and other tax consequences of the purchase, ownership, and disposition of the notes and common stock.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a note or common stock received upon a conversion of a note that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and of which one or more United States persons who have the authority to control all substantial decisions or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. If an entity that is classified as a partnership for United States federal income tax purposes holds notes or our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding notes or our common stock and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax consequences of holding and disposing of the notes or our common stock.

U.S. Holders

Taxation of Interest

It is expected, and this discussion assumes, that the notes will be issued without original issue discount for United States federal income tax purposes. Accordingly, U.S. Holders will generally be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of tax accounting for United States federal income tax purposes.

Sale, Exchange, Redemption or Other Disposition of Notes

Upon the sale, exchange, redemption, conversion solely into cash, or other disposition of a note (other than a conversion of a note into shares of our common stock or a combination of cash and shares of our common stock, the U.S. federal income tax consequences of which are described under “—Conversion of Notes” below), a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between (1) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which will generally be taxable as ordinary interest income as described under “—Taxation of Interest” above) and (2) the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in a note will generally equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder has held the note for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of Notes

If a U.S. Holder receives shares of our common stock or a combination of cash and shares of our common stock upon a conversion of a note, the conversion should be treated as a recapitalization and, unless otherwise indicated, the following discussion assumes such treatment would be respected. A U.S. Holder generally will not recognize any loss upon the conversion but will recognize gain on the conversion in an amount equal to the lesser of the gain realized and the amount of cash received (other than amounts attributable to accrued but unpaid interest and cash received in lieu of a fractional share, each of which will be treated in the manner discussed below). Any gain recognized on conversion generally would be capital gain and would be long-term capital gain if, at the time of the conversion, the note has been held for more than one year. The U.S. Holder’s adjusted tax basis in the common stock received in such a conversion (other than common stock attributable to accrued but unpaid interest, if any, the tax basis of which would equal the fair market value of the common stock received, including a fractional share deemed received) will be the same as the U.S. Holder’s adjusted tax basis in the note surrendered (including the portion of the tax basis that is allocable to any fractional share), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of cash received (other than with respect to a fractional share). The U.S. Holder’s holding period for such common stock will include the U.S. Holder’s holding period for the note that was converted, except that the holding period of any common stock received with respect to accrued but unpaid interest would commence on the day after the date of conversion.

The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share generally would be equal to the difference between the amount of cash a U.S. Holder received in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the common stock received in the conversion that is allocable to the fractional share.

If the conversion is not treated as a recapitalization, the U.S. Holder may recognize an amount of gain that is different from the amount described above. U.S. Holders should consult their tax advisors regarding the proper treatment of a conversion. If a U.S. Holder receives only cash in respect of any note surrendered for conversion, such U.S. Holder generally will be treated as having disposed of such note and will recognize gain or loss on such disposition as described above under “—Sale, Exchange, Redemption or Other Disposition of Notes.”

Any cash and the value of any portion of our common stock that is attributable to accrued but unpaid interest on the note not previously recognized in income would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued but unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued but unpaid interest would begin the day after the date of conversion.

Constructive Distributions

The base conversion rate, the incremental share factor and the daily conversion rate fraction of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, an adjustment (or the failure to make an adjustment) that has the effect of increasing a holder’s proportionate interest in our assets or earnings, including with respect to a “make-whole adjustment event,” may in some circumstances result in a deemed distribution to a U.S. Holder for United States federal income tax purposes. Adjustments to the base conversion rate, the incremental share factor and the daily conversion rate fraction made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible adjustments to the base conversion rate, incremental share factor and daily conversion rate fraction provided in the notes (including adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to such a bona fide reasonable adjustment formula. If such adjustments occur, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in the following paragraph. It is not clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder would be eligible for the special reduced rate of United States federal income tax generally applicable to certain dividends received before January 1, 2013. It is also unclear whether corporate U.S. Holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. Holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

Distributions on Common Stock

Distributions, if any, made in respect of our common stock will generally be included in the U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common stock, and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for the dividends-received deduction, and dividends received by non-corporate U.S. Holders will generally be subject to tax at the lower applicable capital gains rate for the taxable years beginning prior to January 1, 2013, provided in each case that certain holding period and other applicable requirements are satisfied.

Sale, Exchange or Other Disposition of Common Stock

Upon the sale, exchange or other taxable disposition of our common stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of all other property received upon such disposition and (2) the U.S. Holder’s adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for our common stock exceeds one year at the time of such disposition. A U.S. Holder’s adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of Notes.” The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain United States federal income tax considerations that will apply to you if you are a Non-U.S. Holder of the notes. For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of a note or common stock received upon a conversion of a note (other than a partnership) that is not a U.S. Holder.

Taxation of Interest

The United States generally imposes a 30% United States federal withholding tax on payments of interest made to Non-U.S. Holders that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. However, a Non-U.S. Holder will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”; and

•

the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that the Non-U.S. Holder is not a United States person (on a properly executed IRS Form W-8BEN), or the Non-U.S. Holder holds its notes through certain foreign intermediaries and the Non-U.S. Holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, such Non-U.S. Holder will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with its conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then such Non-U.S. Holder will be subject to United States federal income tax on that interest on a net income basis in the same manner as if it were a United States person as defined under the Code. In addition, if a Non-U.S. Holder is treated as a foreign corporation for United States federal income tax purposes, such Non-U.S. Holder may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock

Any gain realized on the sale, exchange, redemption, conversion solely into cash, or other disposition of a note (other than a conversion into our common stock or a combination of cash and shares of our common stock and except with respect to accrued but unpaid interest, which would be taxed as described under “—Taxation of Interest” above) or a share of common stock will generally not be subject to United States federal income tax unless

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for United States federal income tax purposes within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) during the shorter of the Non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of the note or common stock, as the case may be.

A Non-U.S. Holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States.

With respect to the third bullet point above, because we own significant U.S. real estate, we may currently be or may become a USRPHC. As a result, certain Non-U.S. Holders may be subject to United States federal income tax on gain realized on a sale or other disposition of the notes or common stock (“FIRPTA Tax”) in the same manner as gain recognized by a U.S. Holder (as described above under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes” and “—U.S. Holders—Sale, Exchange or Other Disposition of Common Stock”). In addition, a Non-U.S. Holder may, under certain circumstances, be subject to withholding in an amount equal to 10% of the gross proceeds of the sale or other disposition. If a Non-U.S. Holder files a United States federal income tax return, any amounts so withheld will generally be credited against, and refunded to the extent in excess of, any FIRPTA Tax the Non-U.S. Holder owes. So long as our common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder (i) who actually or constructively owns within the time period described above more than 5% of the notes if the notes are regularly traded on an established securities market, (ii) who actually or constructively owns notes with a value greater than 5% of our common stock as of the last date such notes were acquired if the notes are not regularly traded on an established securities market, or (iii) who actually or constructively owns within the time period described above more than 5% of our common stock, will be subject to United States tax on the sale, exchange, redemption or conversion thereof. The application of the rules relating to interests in a USRPHC to gain recognized on the disposition of the notes is not entirely clear.

Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules. In addition, Non-U.S. Holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

Conversion

If a Non-U.S. Holder receives only shares of our common stock upon a conversion of a note, the conversion should be treated as a recapitalization and, unless otherwise indicated, the following discussion assumes such treatment would be respected. A Non-U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into shares of our common stock (except with respect to cash received in lieu of fractional shares of common stock and amounts attributable to accrued but unpaid interest). With respect to cash received in lieu of a fractional share of our common stock, a Non-U.S. Holder will be treated as if the fractional share were received and then immediately redeemed for cash. See “Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock.” The value of any portion of our common stock that is attributable to accrued but unpaid interest on the notes will be taxed as described above under “—Taxation of Interest.”

Notwithstanding these general rules, if the notes, but not any shares of common stock received, would be subject to the FIRPTA Tax upon their taxable disposition as described in “—Sale, Exchange, Redemption, or Other Disposition of the Notes or Common Stock” above, a Non-U.S. Holder will recognize gain upon conversion into the shares in the same manner as discussed in that section. If the notes or any shares of common stock into which the notes are convertible would be subject to the FIRPTA Tax on a disposition other than a conversion as described above, then, although the conversion solely into shares of common stock would not generally be taxable, the Non-U.S. Holder will be required to file an income tax return for the taxable year of the conversion and satisfy certain procedural requirements described more fully in the applicable regulations.

If such conversion is not treated as a recapitalization (or otherwise as a nontaxable transaction), or a Non-U.S. Holder receives only cash or a combination of cash and shares of our common stock upon a conversion of a note, all or a part of the transaction, as the case may be, may be treated as a sale or other disposition of the notes subject to rules described under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock.”

Actual or Constructive Distributions

In general, distributions, if any, received by a Non-U.S. Holder with respect to our common stock (and any deemed distributions resulting from certain adjustments, or the failure to make certain adjustments, to the base conversion rate of the notes, the incremental share factor and the daily conversion rate fraction, see “—U.S. Holders—Constructive Distributions” above) will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. Holder’s basis in the common stock and, to the extent such portion exceeds the Non-U.S. Holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed above under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock.” Amounts treated as a dividend will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) are not subject to the withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a Non-U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, in such event, we or other withholding agents would satisfy any such withholding from payments of cash, payments of interest payable on the notes, shares of common stock otherwise issuable upon conversion of the notes, or proceeds from a sale subsequently paid or credited to a Non-U.S. Holder.

In addition, if we are a USRPHC and the exceptions for interests that are regularly traded on an established securities market described above do not apply, if any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either (i) by treating the entire distribution as a dividend, subject to the withholding rules in the preceding paragraph, except that, even if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that would reduce the rate of withholding on dividends to a rate lower than 10%, we will withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC, or (ii) by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend subject to the withholding rules in the preceding paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed above under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock”), with a credit generally allowed against the Non-U.S. Holder’s United States federal income tax liability in an amount equal to the amount withheld from such excess.

In order to claim the benefit of a United States income tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN (or other applicable form) for treaty benefits prior to the payment of dividends or constructive dividends. A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. Non-U.S. Holders should consult their tax advisors as to whether they can obtain a refund for all or a portion of any withholding tax imposed as a result of a dividend or constructive dividend.

Backup Withholding and Information Reporting

Payments of interest or dividends made by us on, or the proceeds from the sale or other disposition of, the notes or our common stock will generally be subject to information reporting, and such payments will also be subject to United States federal backup withholding at the rate then in effect if the recipient of such payment fails to comply with applicable United States information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished timely to the IRS.

Foreign Account Tax Compliance Act

Recently enacted legislation will require, after December 31, 2013, withholding at a rate of 30 percent on dividends in respect of, and, after December 31, 2014, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (generally including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in or accounts with the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements. Accordingly, the entity through which common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30 percent, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in the note.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated October     , 2012, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives, the following respective principal amounts of the notes:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	$
Wells Fargo Securities, LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

We have granted to the underwriters an option, exercisable from time to time within up to 30 days of the date of this prospectus (subject to certain limitations) to purchase on a pro rata basis up to $             aggregate principal amount of additional notes at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to     % of the principal amount per note. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Note		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	%	%	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that, for a period of 60 days after the date of this prospectus supplement, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, except as provided herein, any of our securities (or any securities guaranteed by us) that are substantially similar to the notes, or any notes, and we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or the notes, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC; provided, that the foregoing shall not apply to (1) the sale of the notes in this offering or the issuance of any common stock upon conversion of the notes; (2) the issuance of restricted stock units and performance-based awards under our equity compensation plans and incentive retention plans described in this prospectus supplement; (3) the issuance of common stock pursuant to the vesting or exercise of equity awards, restricted stock units or performance based awards, including such awards issued as described above; (4) the filing of any registration statement on Form S-8 or any successor forms thereto relating solely to any of our employee benefit plans described in this prospectus supplement; and (5) any issuance of common stock to the holders of our 1.875% Convertible Senior Notes due 2028 (the “2028 Notes”) pursuant to the terms of the 2028 Notes.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement. In addition, our officers and directors have agreed that they will not, during the lock-up period, make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The restrictions described in this paragraph do not apply to the following: (1) any sales of shares of our common stock the proceeds of which will be used to cover the tax liability resulting from any acquisition of shares of common stock issued by us to our officers and directors upon the exercise of stock options outstanding on the date of this prospectus supplement or the vesting or conversion of restricted stock, stock units and performance shares outstanding on the date of this prospectus supplement under our existing employee benefit plans or director compensation plans; (2) transfers or sales of shares of our common stock to us for the sole purpose of satisfying the exercise price and/or tax withholding obligations upon exercise of currently outstanding stock options; (3) sales of shares of common stock that our officers and directors acquired during the lock-up period upon the exercise of stock options that would have otherwise expired during the lock-up period; provided, that in the case of transfers described in (1), (2) and (3), the aggregate number of shares sold or transferred shall not exceed 100,000 shares of our common stock in the aggregate for our directors and executive officers and provided further, that with respect to any individual, the number of shares subject to transfers permitted by (1), (2) and (3) above shall be agreed between us and such individual; (4) transfers of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts; (5) transfers of shares of our common stock or securities convertible into shares of our common stock to any family member or to any trust, the beneficiaries of which are the transferor and/or his or her family members; or (6) transactions relating to shares of our common stock or other securities acquired in open market transactions after the execution and delivery of the lock-up agreement, provided, that in the case of the transfers described in (4) and (5) above, each donee, distributee, transferee or recipient agrees to be bound in writing by the restrictions of the lock-up agreement described in this paragraph prior to any such transfer, and provided further that in the case of the transfers or transactions described in (4), (5) and (6) above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act (as defined below) shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made after the expiration of the lock-up period).

The 60 day lock up period described in the preceding two paragraphs will be extended if (A) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (B) prior to the expiration of the initial lock up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock up period, in which case the restrictions described in the preceding two paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of material news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives such extension in writing.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past and may in the future engage in investment banking or other transactions of a financial nature with us, including the provision of certain advisory services and the making of loans to us and our affiliates, for which they have received or will receive customary compensation. An affiliate of Wells Fargo Securities, LLC is the administrative agent, and acted as lead arranger and book runner, with respect to our asset-backed revolving credit agreement and received customary fees in connection therewith.

In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of the notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of the notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange, the Toronto Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Credit Suisse Securities (USA) LLC for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 001-13053.

You may also obtain a copy of any of our filings with the SEC from our website at www.stillwatermining.com or by requesting them in writing or by telephone at: Stillwater Mining Company, Attention: Secretary, 1321 Discovery Drive, Billings, Montana, 59102; (406) 373-8700.

INCORPORATION BY REFERENCE

We have incorporated by reference information into this Prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 23, 2012;

•

a portion of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 23, 2012, that is incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, filed with the SEC on April 27, 2012 and August 8, 2012;

•

our Current Reports on Form 8-K, filed with the SEC on January 18, 2012, March 30, 2012, April 5, 2012, May 1, 2012, June 7, 2012, June 13, 2012, July 2, 2012, August 30, 2012, September 6, 2012 and October 11, 2012; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 13, 2001.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of this prospectus supplement and the date all of the securities offered hereby are sold or the offering is otherwise terminated with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. These statements involve uncertainties or risks that could cause actual results to differ materially. These statements may contain words such as “desires,” “believes,” “anticipates,” “plans,” “expects,” “intends,” or “estimates.” Such statements also include, but are not limited to, comments regarding our plans for our Marathon PGM properties; our ability to develop the Peregrine properties; timing, production quantities, financing plans and development costs associated with Marathon, Peregrine and our expansion projects. The global automotive market and the outlook for automobile production and sales; contract negotiations and the future ability to sell our products; expansion plans and realignment of operations; future costs, grade, production and recovery rates; permitting; labor matters; financing needs and the terms and availability of future credit facilities; capital expenditures; increases in processing capacity; cost reduction measures; safety performance; timing for engineering studies; environmental permitting and compliance; litigation exposures; and anticipated changes in global supply and demand and prices for PGM, copper and gold. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Additional information regarding factors that could cause results to differ materially from management’s expectations is found under “Risk Factors” herein and in our various SEC filings. We intend that the forward-looking statements contained herein be subject to the above-mentioned statutory safe harbors. Investors are cautioned not to rely on forward-looking statements. We disclaim any obligation to update forward-looking statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated balance sheets of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009 included in our Annual Report on Form 10-K for the year ended December 31, 2011, and management’s report on of the effectiveness of internal control over financial reporting as of December 31, 2011, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, will pass upon certain legal matters for the underwriters.

EXPERTS

Our ore reserves as of December 31, 2011 have been affirmed and verified by the independent engineering firm of Behre Dolbear & Company (USA), Inc., and included in this prospectus supplement in reliance upon the authority of said firm as an expert in such matters.

PROSPECTUS

Stillwater Mining Company

Common Stock

Preferred Stock

Debt Securities

We or a selling securityholder, from time to time, may offer, issue and sell common stock, preferred stock and debt securities, which may be convertible or non-convertible. These securities may be offered or sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. We will provide the specific prices and terms of these securities in one or more supplements to this prospectus at the time of the offering. To the extent that any selling securityholder resells any securities, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the securities being offered.

The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “SWC.”

Investing in our securities involves a high degree of risk. See “Risk Factors” starting on page 3 before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 29, 2010

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Stillwater Mining Company filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration process, we or a selling securityholder may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus only provides you with a general description of the securities to be offered. Each time we sell securities described in this prospectus, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that this prospectus is used by any selling securityholder to resell any securities, information with respect to the selling securityholder and the terms of the securities being offered will be contained in a prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement, or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “Company,” “we,” “us,” and “our” to refer to Stillwater Mining Company, a Delaware corporation and its consolidated subsidiaries.

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SUMMARY

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

Business

We are engaged in the development, extraction, processing, refining and marketing of palladium, platinum and associated metals (platinum group metals or “PGMs”) from a geological formation in south central Montana known as the J-M Reef and from the recycling of spent catalytic converters. The J-M Reef is the only known significant source of platinum group metals inside the United States and one of the significant resources outside South Africa and Russia. Associated by-product metals at our operations include significant amounts of nickel and copper and minor amounts of gold, silver and rhodium. The J-M Reef is a narrow but extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles.

We conduct mining operations at the Stillwater Mine near Nye, Montana and at the East Boulder Mine near Big Timber, Montana. Both mines are located on the J-M Reef. We operate concentrating plants at each mining operation to upgrade mined production to a concentrate form. We operate a smelter and base metal refinery at Columbus, Montana which further upgrades the mined concentrates into a PGM-rich filter cake. The filter cake is shipped to third-party custom refiners for final refining before being sold to third parties.

Besides processing mine concentrates, we also recycle spent catalyst material at the smelter and base metal refinery to recover the contained PGMs—palladium, platinum and rhodium. We currently have long-term catalyst sourcing agreements with two suppliers and spot arrangements with other suppliers who ship spent catalysts to us for processing to recover the PGMs. We smelt and refine the spent catalysts utilizing the same process as for the mined production.

PGMs are rare precious metals with unique physical properties that are used in diverse industrial applications and in jewelry. The largest use for PGMs currently is in the automotive industry for the production of catalysts that reduce harmful automobile emissions. Besides being used in catalytic converters, palladium is used in jewelry, in the production of electronic components for personal computers, cellular telephones and facsimile machines, in dental applications and as an industrial catalyst. Platinum’s largest use after catalytic converters is for jewelry. Industrial uses for platinum, in addition to automobile catalysts, include the manufacturing of data storage disks, fiberglass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasoline and fuel cells. Rhodium, produced in our recycling operations and to a limited extent as a by-product from mining, also is used in automotive catalytic converters to reduce nitrogen oxides and in jewelry as a plating agent to provide brightness.

Company History

Mineral exploration in the Stillwater Complex dates from at least the late nineteenth century, with early mining activities—primarily for chromium—beginning in the 1920s. Palladium and platinum were discovered in the J-M Reef within the Stillwater Complex, by geologists from Johns Manville Corporation (“Manville”) in the early 1970s. In 1979, a Manville subsidiary entered into a partnership agreement with Chevron U.S.A. Inc. (“Chevron”) to develop PGMs discovered in the J-M Reef. Manville and Chevron explored and developed the Stillwater property and commenced commercial underground mining in 1986.

Our Company was incorporated in 1992, and on October 1, 1993, Chevron and Manville transferred substantially all assets, liabilities and operations at the Stillwater property to us, with Chevron and Manville each receiving a 50% ownership interest in our common stock. In September 1994, we redeemed Chevron’s entire 50% ownership. We subsequently completed an initial public offering in December 1994 and Manville sold a portion of its shares through the offering, reducing its ownership percentage to approximately 27%. In August 1995, Manville sold its remaining ownership interest in our Company to a group of institutional investors. Our common stock is publicly traded on the New York Stock Exchange under the symbol “SWC.”

On June 23, 2003, we completed a stock purchase transaction with MMC Norilsk Nickel, a Russian open joint stock company (“Norilsk Nickel”), whereby a subsidiary of Norilsk Nickel became a majority stockholder of our Company. On that date, we entered into a Stockholders Agreement governing the terms of Norilsk Nickel’s investment in our Company. A copy of the Stockholders Agreement was included in our Report on Form 8-K filed with the SEC on June 23, 2003. On March 10, 2008, the Company and Norilsk Nickel entered into an amendment to the Stockholders Agreement in connection with our offering of $181.5 million of convertible debentures and Norilsk Nickel’s purchase of $80 million of those convertible debentures. A copy of the amendment was filed in our report on Form 8-K filed with the SEC on March 14, 2008.

Our principal executive offices are located at 1321 Discovery Drive, Billings, Montana 59102, and our telephone number at that address is (406) 373-8700. Our website address is www.stillwatermining.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

Recent Developments

On September 7, 2010, we announced that we entered into an arrangement agreement to acquire the PGM-copper assets of Marathon PGM, a Canadian exploration company previously listed on the Toronto Stock Exchange. Marathon PGM holds a number of PGM-copper assets that are of particular interest to us, including the Marathon project in Ontario, Canada, located near the town of Marathon near the northern shore of Lake Superior. The feasibility study for this property contemplates production of about 200,000 ounces per year of palladium and platinum, along with about 39 million pounds per year of copper (which will be produced as a by-product and generate sales that will serve as a credit to substantially reduce the cash costs for production of PGMs), from an open-pit operation expected to be in production by 2014. The base economic case in the feasibility study assumed prices of $2.91 per pound for copper, $1,347 per ounce for platinum and $321 per ounce for palladium. Any significant decline in metal prices below these levels could adversely affect the economics of this project and lead to a reduction in ore reserves. Conversely, a significant increase in metal prices above these levels could have a favorable effect on ore reserves and project economics. The feasibility study anticipates an active mine life of approximately 12 years, although we believe there may be resource potential to extend the mine life. We anticipate construction costs for the mine to be approximately $400 million, to be funded out of our internally generated cash flow and supplemental external financing.

In addition to the assumptions noted above with respect to future metal prices, the estimated Marathon production data, mine life, construction cost and timing of commencement of operations are based on a number of assumptions, including assumptions regarding development costs, exchange rates, the timing of permit issuances by governmental agencies and other factors. These assumptions may prove incorrect and many of the factors that will impact actual production levels, costs and project timing are beyond our control. In addition, the information pertaining to Marathon has been derived from Marathon and its agents and was prepared prior to the consummation of our pending acquisition. While we have performed due diligence in connection with the pending acquisition and believe these statements to be accurate in all material respects, we do not possess the same degree of knowledge and understanding of the Marathon properties as we do with respect to the mining properties we have owned and operated for a number of years. Accordingly, investors should not place undue reliance on the forward looking-information presented for the Marathon project.

The shareholders of Marathon PGM approved the transaction on November 15, 2010 and we received approval under the Investment Canada Act on November 23, 2010. Closing is expected to occur during or prior to the first week of December 2010, subject to satisfaction of all remaining closing conditions.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2009, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” beginning on page 14 of this prospectus. Additional risk factors pertaining to the specific type and series of securities being issued will be included in the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplements and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, future events and financial performance. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of such words or other comparable words. Any forward-looking statements contained in this discussion are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking information and statements are subject to important risks, uncertainties and assumptions which are difficult to predict. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Some of the factors which could cause results or events to differ from current expectations include, among other things:

•	economic and political events affecting supply and demand of palladium and platinum;

•	price volatility of platinum group metals;

•	amounts and prices of our forward metals sales;

•	fluctuations in ore grade, tons mined, crushed or milled;

•	variations in concentrator, smelter or refinery operations;

•	geological, technical, permitting, mining or processing problems; and

•	availability of experienced employees.

These factors and risks should not be construed as exhaustive and should be read in conjunction with the other cautionary statements and the risk factors section that are included in our Annual Report on Form 10-K and our other filings under the Exchange Act which are incorporated by reference in this prospectus. In addition, other sections of this prospectus and the documents incorporated by reference may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as may be required by law. We will include a full discussion of any material risks related to our Company or the securities being offered in any prospectus supplement. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from sales by a selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	9 Months Ended September 30, 2010	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges(1)	6.73	Note 2	note 3	Note 4	1.65	0.20

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges are the sum of interest and related expenses and an estimate of the interest within rental expenses.
(2)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by $0.37 million.
(3)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $104.3 million.
(4)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges by $3.7 million.

As of the date of this prospectus, we have no preferred stock outstanding.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock and debt securities that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation, and Amended and Restated Bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to the stockholders.

The presence, in person or by proxy, of holders of at least 50% of our common stock issued and outstanding and entitled to vote at the meeting shall constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present at any meeting, the vote of the holders of (i) a plurality of votes cast at the meeting is required for the election of directors and (ii) a majority of the common stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the Delaware General Corporation Law (the “DGCL”) or other law or of our Restated Certificate of Incorporation, a different vote is required, in which case such express provision shall govern.

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefore, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all of our assets remaining after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

The outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our Restated Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SWC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. We may offer secured or unsecured debt securities which may be senior, subordinated or junior subordinated, and which may be convertible. The applicable prospectus supplement and/or other offering materials will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. To the extent the applicable prospectus supplement or other offering materials relating to an offering of debt securities are inconsistent with this prospectus, the terms of that prospectus supplement or other offering materials will supersede the information in this prospectus.

The debt securities will be issued under an indenture between us and the Law Debenture Trust Company of New York, as trustee. The indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the debt securities will include those set forth in the indenture and any related security documents and those made a part of the indenture by the Trust Indenture Act of 1939. You should read the summary below, the applicable prospectus supplement and/or other offering materials and the provisions of the indenture and any related security documents in their entirety before investing in our debt securities. Capitalized terms used in the summary have the meanings specified in the indenture.

The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and principle aggregate amount of the debt securities;

•	whether the debt securities will be senior, subordinated or junior subordinated;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities are convertible or exchangeable into other securities;

•	the percentage or percentages of principle amount at which such debt securities will be issued;

•	the interest rate(s) or the method for determining the interest rate(s);

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	the person to whom any interest on the debt securities will be payable;

•	the places where payments on the debt securities will be payable;

•	the maturity date;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	whether such debt securities will be issued in whole or in parting the form of one or more global securities;

•	the identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which the beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any applicable subordination provisions for any subordinated debt securities;

•	any restriction or condition on the transferability of the debt securities;

•	the currency, currencies, or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the purchaser of the debt securities can select the payment currency;

•	the securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	the extent to which a secondary market for the securities is expected to develop;

•	our obligations or right to redeem, purchase of repay debt securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture. In addition, we will describe in the applicable prospectus supplement material U.S. federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

If specified in the applicable prospectus supplement, certain of our subsidiaries will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Global Securities

Unless we inform you otherwise in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon holders of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities will be construed in accordance with and governed by the laws of the State of New York, without regard to conflicts of laws principles thereof.

PLAN OF DISTRIBUTION

We or a selling securityholder may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

A distribution of the securities offered by this prospectus may also be effected through the issuance of securities convertible into or exchangeable or exercisable for the securities offered by this prospectus or through forward sale contracts.

In addition, the manner in which we or a selling securityholder may sell some or all of the securities covered by this prospectus, includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from us to close out its short positions;

•	sell securities short and redeliver such shares to close out our short positions;

•

enter into options or other types of transactions that require us to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

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loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the identity of the selling securityholder, if any;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriter or agent compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the selling securityholders, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

There is currently no market for any of the offered securities, other than the common stock which is listed on the New York Stock Exchange. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the debt securities or preferred stock on any securities exchange; any such listing with respect to any particular debt securities or preferred stock will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 5% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with NASD Rule 2720.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements of Stillwater Mining Company as of December 31, 2009 and 2008, and for each of the years in the three year period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The Company’s ore reserves as of December 31, 2009 have been affirmed and verified by the independent engineering firm of Behre Dolbear & Company, Inc., and are incorporated herein in reliance upon the authority of said firm as an expert in such matters.

The Marathon PGM ore reserve estimates contained in the section “Summary—Recent Developments” have been included in reliance upon the authority of the engineering firm of Micon International Limited as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement, of which this prospectus is a part, and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplements, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 26, 2010;

•	Portion of the Definitive Proxy Statement filed on April 6, 2010, that is incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2010, June 30, 2010 and March 31, 2010 filed on October 29, 2010, July 28, 2010 and May 5, 2010, respectively;

•	Current Reports on Form 8-K, filed on November 18, 2010, September 7, 2010, August 5, 2010, May 27, 2010, May 7, 2010 and May 5, 2010 (two reports); and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed on June 13, 2001, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

Investor Relations

Stillwater Mining Company

1321 Discovery Drive

Billings, MT 59102

Telephone: (406) 373-8700

In reviewing the agreements included as exhibits to the registration statement (whether incorporated by reference to earlier filings or otherwise), of which this prospectus or any prospectus supplement is a part, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about our Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.